Ballard Power Systems Inc.
Notice of Special Meeting and
Management Information Circular

These materials are important and require your immediate attention. They require shareholders of Ballard Power Systems Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

If you have any questions or require more information with regard to voting your shares of Ballard Power Systems Inc., please contact D. F. King & Co., Inc. at (212) 269-5550 (call collect) or 1-888-887-1266 (toll free in North America).

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, B.C. V5J 5J8

December 13, 2007

Dear Shareholder,

     We invite you to attend a special meeting of shareholders of Ballard Power Systems Inc. (“Ballard”) to be held at 10:00 a.m. (Vancouver time), on Friday, January 25, 2008 at the Westin Bayshore Hotel, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4. Your board of directors (the “Board”) and management look forward to personally greeting you if you are able to attend.

     The attached Notice of Special Meeting and Information Circular describe the formal business to be transacted at the special meeting. Shareholders are being asked to consider and vote upon (a) an ordinary resolution to approve a transaction (the “Transaction”) involving the sale of certain of our automotive fuel cell research and development assets to Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) in exchange for, among other things, the return to Ballard for cancellation of the 34.3 million common shares of Ballard held by Daimler and Ford and (b) a special resolution to amend our articles to cancel the Class A share and Class B share in Ballard, which shares give Daimler and Ford certain special approval rights and the right to appoint members of our Board.

     If the ordinary resolution and special resolution are not approved by our shareholders we will not proceed with the Transaction or the amendment to our articles.

     After careful consideration, the Board, based partly on the unanimous recommendation of an independent special committee of the Board established to consider the Transaction, has concluded that the Transaction is fair to shareholders, other than Daimler and Ford, and is in the best interests of Ballard. The Board recommends that shareholders vote in favour of the ordinary resolution and the special resolution.

     We ask that you carefully review the enclosed materials and participate by voting your shares.

Sincerely,

JOHN SHERIDAN
President and CEO

Your Vote Is Important

Please vote your Shares by promptly signing, dating and mailing your proxy card or voting instruction form today. Internet and telephone voting may also be available to you. Please refer to your proxy card or voting instruction form for instructions. If you have any questions regarding the materials or need assistance voting your Shares please call D. F. King & Co., Inc. at (212) 269-5550 (call collect) or 1-888-887-1266 (toll free in North America).

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, B.C. V5J 5J8

NOTICE OF SPECIAL MEETING

TO OUR SHAREHOLDERS:

A special meeting (the “Meeting”) of the shareholders of Ballard Power Systems Inc. (“Ballard”) will be held at the Westin Bayshore Hotel, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4 on January 25, 2008 at 10:00 a.m. (Vancouver time).

The purpose of the Meeting is for our shareholders to consider and vote upon:

1.	an ordinary resolution approving a transaction involving the sale of certain of our automotive fuel cell research and development assets to Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) in exchange for, among other things, the return to Ballard for cancellation of the 34.3 million common shares of Ballard held by Daimler and Ford;

2.	a special resolution to amend our articles to cancel the Class A share and Class B share in Ballard; and

3.	any amendment or variation of the foregoing and such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Information Circular contains additional information relating to the subject matter of the Meeting, including the full text of the ordinary resolution and the special resolution.

If you are a registered shareholder and are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice. If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, December 13, 2007.

BY ORDER OF THE BOARD

GLENN KUMOI
Vice-President, General Counsel and Corporate Secretary

TABLE OF CONTENTS

SUMMARY	2
FORWARD-LOOKING STATEMENTS	3
DOCUMENTS INCORPORATED BY REFERENCE	4
DEFINED TERMS	4
THE SPECIAL MEETING	5
REQUIRED SHAREHOLDER APPROVAL	5
Required Approvals	5
Consequence of the Transaction not receiving Shareholder Approval	5
THE TRANSACTION	6
Background to the Transaction	6
Description of the Transaction	7
Transfer of Automotive Fuel Cell Research and Development Assets	7
Employee Transfers	8
Termination of Automotive Alliance	8
Amendment of Articles	8
Arrangements with Respect to AFCC	9
Treatment of Intellectual Property	9
Post-Closing Service Arrangements with AFCC	10
Reasons for the Transaction	10
Benefits of the Transaction	10
The Restructuring Agreement	10
DELIBERATIONS	11
Special Committee	11
Organization of the Special Committee	11
Deliberations of the Special Committee	12
Conclusions and Recommendation of the Special Committee	14
Deliberations and Recommendation of the Board	14
Valuation and Fairness Opinion	14
Background	14
Valuation	15
Fairness Opinion	16
Timing	17
Expenses of the Transaction	17
REGULATORY MATTERS	17
Securities Matters	17
Competition Filings	18
Brazil	18
European Commission	18
Germany	18
INFORMATION CONCERNING BALLARD AFTER THE TRANSACTION	19
Introduction	19
Commercial Growth Markets	19
Materials Handling	19
Backup Power	20
Residential Cogeneration	21
Supporting Business Segments	22
Carbon Fiber	22
Buses	22
AFCC	23

Manufacturing	23
Research and Product Development	24
Facilities	24
Intellectual Property	24
Competition	24
Human Resources	25
Liquidity and Capital Resources	25
Executive Management Team	26
Share Capital	26
PRO-FORMA FINANCIAL INFORMATION	27
Overview	27
RISK FACTORS RELATING TO THE TRANSACTION	35
VOTING INFORMATION	36
Who Can Vote	36
How You Can Vote	36
Solicitation of Proxies	37
Appointment and Revocation of Proxies	37
Voting and Exercise of Discretion by Proxy Holders	38
Interest of Informed Persons in Material Transactions	38
ADDITIONAL INFORMATION	38
CONSENT OF TD SECURITIES INC.	39
APPENDIX A GLOSSARY OF TERMS	40
APPENDIX B ORDINARY RESOLUTION	44
APPENDIX C SPECIAL RESOLUTION	45
APPENDIX D ARTICLES OF AMENDMENT	46
APPENDIX E FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.	47

SUMMARY

     This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Special Meeting and this Information Circular, including the Appendices which are incorporated into and form part of this Information Circular. Terms with initial capital letters in the Summary are defined in the Glossary of Terms contained in Appendix A to this Information Circular.

INFORMATION CONCERNING THE MEETING

     The Meeting will be held at the Westin Bayshore Hotel, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4 on January 25, 2008 at 10:00 a.m. (Vancouver time). The purpose of the Meeting is to consider and vote upon the Ordinary Resolution, the Special Resolution and such other business as may properly come before the Meeting.

THE TRANSACTION AND VOTING

     The Transaction involves the sale of certain of our automotive fuel cell research and development assets to Daimler and Ford in exchange for, among other things, the return to Ballard for cancellation of the 34.3 million of our Shares held by Daimler and Ford, which we have valued at $173,900,000. See “The Transaction”. In order for the Transaction to proceed, the Ordinary Resolution must be approved by a majority of the votes cast, in person or by proxy, by our shareholders, excluding the votes cast by Daimler and Ford and their related parties, including their respective officers and directors. See “Required Shareholder Approval”.

     The Special Resolution will amend our articles to cancel the Class A share and Class B share in Ballard, which shares give Daimler and Ford certain special approval rights and the right to appoint members of our Board. The Special Resolution requires the approval of at least two-thirds of the votes cast in person or by proxy at the Meeting by the holders of our Shares (Daimler, Ford and their respective related parties may vote in respect of the Special Resolution). See “Required Shareholder Approval”.

RECOMMENDATION OF THE BOARD

     The Board, based partly on the unanimous recommendation of the independent Special Committee established by the Board, has concluded that the Transaction is fair to our shareholders, other than Daimler and Ford, and is in the best interests of Ballard, and recommends that shareholders vote in favour of the Ordinary Resolution and the Special Resolution. See “Deliberations”.

BENEFITS OF THE TRANSACTION

     Ballard will obtain several benefits from the transaction, including:

(a)	a shortened timeline to profitability and a reduction in Ballard’s annual cash consumption by approximately $15,000,000;

(b)	a 30% reduction in the number of outstanding Shares;

(c)	reduced financing requirements;

(d)	revenue generation through the provision of contract technical services and products to AFCC, largely offsetting the loss of automotive engineering development revenue;

(e)	the right to use transferred Automotive IPR and all IPR related to fuel cells developed by Daimler, Ford and their subsidiaries while Ballard is a shareholder of AFCC in Non-Automotive Applications;

(f)	the retention of all of our manufacturing facilities and capabilities; and

(g)	the right to pursue opportunities for fuel cells in certain bus applications.

VALUATION AND FAIRNESS OPINION

     TD Securities has provided a Valuation and a Fairness Opinion in connection with the Transaction which concluded, among other things, that, as of November 7, 2007 (the date on which such Fairness Opinion was rendered), the consideration to be received by Ballard under the Transaction is fair from a financial point of view to the shareholders of Ballard, other than Daimler and Ford. Shareholders are urged to read the full text of the Valuation and the Fairness Opinion, which are attached as Appendix E to this Information Circular, for a complete description of the factors considered, the assumptions made and the limitations on the review undertaken by TD Securities in rendering the Valuation and the Fairness Opinion. See “Deliberations - Valuation and Fairness Opinion”.

CONDITIONS TO THE COMPLETION OF THE TRANSACTION

     In addition to the required approval of our shareholders, completion of the Transaction is subject to receipt of all required anti-trust or merger regulatory approvals. See “Regulatory Matters”.

CONSEQUENCE OF THE TRANSACTION NOT RECEIVING SHAREHOLDER APPROVAL

     If the Transaction does not receive shareholder approval, we will not be able to transfer certain of our automotive research and development assets to Daimler and Ford and realize the gain under the Transaction of approximately $100,000,000 or realize the benefits described under “Benefits of the Transaction”. In addition, we will still be required to address the fundamental sustainability of our continued automotive fuel cell research and development due to its high cost and the long and uncertain time-line to commercialization. In order to address these issues, it is likely that we will have to make a dramatic change to our current business which could include ceasing all further research and development relating to automotive fuel cells or selling our automotive research and development assets to another party. In management’s opinion these options are likely to generate much less shareholder value than that provided under the Transaction.

FORWARD-LOOKING STATEMENTS

     This Information Circular and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbour provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this Information Circular, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation:

  we may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  we expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  we cannot assure you that we will be able to successfully execute our business plan;

  potential fluctuations in our financial and business results makes forecasting difficult and may restrict our access to funding for our commercialization plan;

  a mass market for our products may never develop or may take longer to develop than we anticipate;

  we are dependent on third party suppliers for the supply of key materials and components for our products;

  regulatory changes could hurt the market for our products;

  we depend on our intellectual property and our failure to protect our intellectual property could adversely affect our future growth and success;

  we may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;

  we currently face and will continue to face significant competition;

  we could lose or fail to attract the personnel necessary to run our business;

  we could be liable for environmental damages resulting from our research, development or manufacturing operations;

  our products use inherently dangerous, flammable fuels, which could subject us to product liability claims; and

  the other risks and uncertainties discussed in the section of this Information Circular entitled “Risk Factors Relating to the Transaction” and the section of our annual information form, incorporated by reference in this Information Circular, entitled “Risk Factors”.

     The forward-looking statements contained in this Information Circular speak only as of the date of this Information Circular. Except as required by applicable regulations, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Information Circular, including the occurrence of unanticipated events.

DOCUMENTS INCORPORATED BY REFERENCE

     The following public filings of Ballard (the “Incorporated Documents”) are incorporated by reference in, and form an integral part of, this Information Circular:

  our annual information form dated March 26, 2007, together with the management information circular dated March 20, 2007 incorporated therein by reference;

  our annual financial statements as at and for the year ended December 31, 2006, together with the auditors’ report thereon and management’s discussion and analysis filed in connection with those annual financial statements;

  our interim financial statements as at and for the 3 and 9 months ended September 30, 2007, together with management’s discussion and analysis filed in connection with those interim financial statements;

  our material change report dated November 9, 2007 in connection with the Transaction described in this Information Circular; and

  material change reports issued by us after the date hereof.

     Copies of the Incorporated Documents and all our other public filings providing additional information relating to us are located and may be obtained at www.sedar.com or upon request and without further charge from our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8.

DEFINED TERMS

     Capitalized terms used in this Information Circular are defined in the “Glossary of Terms” attached as Appendix A to this Information Circular. In this Information Circular, unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc., including our subsidiaries, all dollar amounts are in U.S. dollars unless specified otherwise and all information is as of December 13, 2007, unless otherwise noted.

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, B.C. V5J 5J8

INFORMATION CIRCULAR

THE SPECIAL MEETING

     The board of directors (the “Board”) of Ballard Power Systems Inc. is delivering this Information Circular to you in connection with the solicitation of proxies by the management of Ballard for use at the special meeting of shareholders to be held on January 25, 2008 and any adjournment thereof (the “Meeting”).

     The purpose of the Meeting is for Ballard’s shareholders to consider and vote upon an ordinary resolution (the “Ordinary Resolution”) to approve a transaction (the “Transaction”) involving the sale of certain of our automotive fuel cell research and development assets to Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) in exchange for, among other things, the return to Ballard for cancellation of the 34.3 million common shares of Ballard (and reference to common shares of Ballard herein shall be to “Shares”) held by Daimler and Ford, and a special resolution (the “Special Resolution”) to approve a consequential amendment to our articles. The texts of the Ordinary Resolution and the Special Resolution are set out in Appendix B and Appendix C to this Information Circular, respectively.

     The terms and conditions of the Transaction are set out in an agreement between Ballard, Daimler and Ford dated November 7, 2007 (the “Restructuring Agreement”). The Restructuring Agreement has been approved by the Board and has received the necessary corporate approvals of Daimler and Ford. However, completion of the Transaction remains subject to receipt of the approval of our shareholders, and the receipt of all required regulatory approvals.

REQUIRED SHAREHOLDER APPROVAL

REQUIRED APPROVALS

     The Transaction is a “related party transaction”, as such term is defined in Rule 61-501 of the Ontario Securities Commission (“Rule 61-501”) and Regulation Q-27 of the Autorité des marchés financiers du Québec (“Regulation Q-27”) (Rule 61-501 and Regulation Q-27 together referred to as the “Related Party Rules”). Accordingly, the Transaction must be approved by a majority of the votes cast, in person or by proxy, on the Ordinary Resolution, by our shareholders, excluding the votes cast by Daimler and Ford and their related parties, including their respective officers and directors. To the knowledge of the Board, after reasonable inquiry, Daimler, Ford and their affiliates hold a total of 34,261,298 Shares, entitling them to cast that number of votes on the Ordinary Resolution, which will be excluded in determining whether approval of the Transaction by a majority of the minority shareholders has been obtained for the purposes of the Related Party Rules. A copy of the Ordinary Resolution is attached as Appendix B to this Information Circular.

     The Special Resolution requires the approval of at least two-thirds of the votes cast in person or by proxy at the Meeting by the holders of our Shares (and Daimler, Ford and their respective related parties may vote in respect of the Special Resolution). Daimler, which directly and indirectly holds approximately 18.6% of our Shares, and Ford, which directly and indirectly holds approximately 11.2% of our Shares, have agreed to vote in favour of the Special Resolution. A copy of the Special Resolution is attached as Appendix C to this Information Circular.

     Our Board has approved the Transaction, and recommends that you vote in favour of the Resolutions. See “Deliberations” – “Deliberations and Recommendation of the Board”.

CONSEQUENCE OF THE TRANSACTION NOT RECEIVING SHAREHOLDER APPROVAL

     If the Transaction does not receive shareholder approval, we will not be able to transfer certain of our automotive research and development assets to Daimler and Ford and realize the gain under the Transaction of approximately $100,000,000 or realize the benefits described under “Benefits of the Transaction”. In addition, we will still be required to address the fundamental sustainability of our continued automotive fuel cell research and development due to its high cost and the long and uncertain time-line to commercialization. In order to address these issues, it is likely that we will have to make a dramatic change to our current business which could include ceasing all further research and development relating to automotive fuel cells, or selling the automotive research and development assets to another party. In management’s opinion such options are likely to generate much less shareholder value than that provided under the Transaction.

THE TRANSACTION

BACKGROUND TO THE TRANSACTION

     In 2007, management continued its ongoing assessment of the timeline to automotive fuel cell commercialization and the cost of our investment in the continued research and development of automotive fuel cells. In May 2007, management made a presentation to our audit committee, which consists of members of the Board who are independent of Daimler and Ford, to assist the audit committee in understanding management’s concern with the high cost of our investment in automotive fuel cell research and development, uncertainties surrounding government mandates relating to the adoption and deployment of automotive fuel cell powered vehicles, the lengthening timeline to automotive fuel cell commercialization, and the negative impact of these factors on our production volumes and revenues from automotive fuel cells.

     In June 2007, as part of our strategic planning process, management reviewed the risks of our continuing high investment in automotive fuel cell research and development, given the factors described above, and prepared a draft five-year plan for presentation to the Board. Management presented to the Board several options to deal with the risks, including the cessation of all future automotive fuel cell research and development and the sale of our automotive fuel cell assets.

     After management’s presentation of these options, the Board agreed with management that the draft five-year plan was not viable and directed management to continue further evaluation of the alternatives. Management then engaged Lazard Frères & Co. LLC to assist in the evaluation and refinement of these alternatives. After doing so, in order to ascertain the viability of these options, management began initial discussions of the various options with Daimler and Ford, indicating a preference to realize value through a disposition to Daimler and Ford of certain of our automotive research and development assets. In these initial discussions, Daimler and Ford indicated a willingness to purchase such automotive research and development assets. Management continued to discuss and negotiate this possibility, with the alternative being a dramatic change to our current business which could include ceasing future automotive fuel cell research and development or selling our automotive research and development assets to another party.

     In August 2007, our Board formed a special committee consisting of all of the independent members of our Board (i.e. directors who are neither employees nor officers of Ballard, Daimler or Ford) (the “Special Committee”) to consider any related party transaction arising from these discussions. The Special Committee retained TD Securities Inc. (“TD Securities”) as its financial advisor to render a formal valuation of the automotive research and development assets being transferred to Daimler, Ford and AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”), and the shares of AFCC to be held by us and purchased by Ford under the Share Purchase Agreement, in compliance with the Related Party Rules (the “Valuation”). The Special Committee also engaged TD Securities to provide a fairness opinion with respect to the consideration to be received by Ballard under the Transaction (the “Fairness Opinion”). The Special Committee also retained Lawson Lundell LLP (“Lawson Lundell”) as its legal advisors.

     Management continued its discussions and meetings with Daimler and Ford throughout September, October and November 2007. During this time, representatives of Ballard, Daimler and Ford, and their respective advisors, held conference calls and meetings to negotiate the terms and structure of the Transaction.

     On November 7, 2007, management and the Special Committee each made its recommendation to our Board at a meeting of the Board that the Transaction be approved. Dr. Hans-Joachim Schöpf, David Prystash and Dr. Gerhard Schmidt advised the Board of their respective connections to Daimler and Ford and abstained from voting at this meeting. Dr. Thomas Weber, who is appointed by Daimler, was not present at the meeting. The Board, other than those directors mentioned herein who abstained from voting or who were not present at the meeting, unanimously approved the Transaction and determined to recommend to our shareholders that they vote in favour of the Ordinary Resolution and Special Resolution (together the “Resolutions”). Ballard, Daimler and Ford entered into the Restructuring Agreement on November 7, 2007.

DESCRIPTION OF THE TRANSACTION

     The Transaction generally provides for the transfer of certain of our automotive fuel cell research and development assets (the “Transferred Automotive R&D Assets”) to Daimler and Ford. The Transaction will be implemented through:

  our transfer to AFCC of certain of our automotive research and development assets and the assumption by AFCC of our automotive fuel cell warranty liabilities to Daimler, Ford and their affiliates in return for a 100% equity interest in AFCC;

  our transfer to Daimler of 50.1% of our equity interest in AFCC, an interest in and a license to use certain of our intellectual property rights (“IPR”) and $36,200,000;

  our transfer to Ford of 30% of our equity interest in AFCC, an interest in and a license to use certain of our IPR and $21,800,000; and

  the transfer to us by Daimler and Ford, for cancellation, of their entire direct and indirect shareholdings in Ballard.

      We have valued the Shares being returned by Daimler and Ford to us at $173,900,000. The Transaction is described more fully in the remainder of this section.

Transfer of Automotive Fuel Cell Research and Development Assets

     AFCC, which will be controlled by Daimler and Ford, was created for the development of automative fuel cells using the Transferred Automotive R&D Assets. As an initial step, we will transfer to AFCC our automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $2,000,000 in cash and all automotive fuel cell development contracts between Ballard, Daimler and Ford. In exchange, AFCC will assume our automotive fuel cell warranty liabilities to Daimler, Ford and their affiliates and issue to Ballard a 100% equity interest in AFCC.

     Ballard will then transfer to:

  Daimler, a 50.1% interest in the outstanding shares of AFCC, an undivided half interest in our IPR principally used for propulsion systems in cars, vans, trucks and Buses (“Automotive Propulsion Applications”) (such IPR being referred to as “Automotive IPR”) and $36,200,000, as well as providing Daimler with a license to use our IPR fundamental to both Automotive Propulsion Applications and non-Automotive Propulsion Applications (“Non-Automotive Applications”) (such IPR being referred to as “Fundamental IPR”) and our IPR used in Non-Automotive Applications (“Non-Automotive IPR”), in Automotive Propulsion Applications; and

  Ford, a 30% interest in the outstanding shares of AFCC, the remaining undivided half interest in our Automotive IPR and $21,800,000, as well as providing Ford with a license to use our Fundamental IPR and our Non-Automotive IPR for Automotive Propulsion Applications.

     As a result of the foregoing, we will continue to hold a 19.9% interest in AFCC. In addition, under the Transaction, we have retained the right to continue to develop fuel cell modules for large buses (other than Daimler and Ford branded large buses), as well as shuttle buses in Canada for use by transit authorities.

     In exchange, Daimler will transfer to us 21,392,598 Shares and 50 Class A shares in DBF Pref Shareholdings Inc. (“DBF” an entity jointly owned by Ballard, Daimler and Ford) (collectively representing Daimler’s entire direct and indirect equity interest in Ballard) and Ford will transfer to us 12,868,700 Shares and 50 Class C shares in DBF (collectively representing Ford’s entire direct and indirect equity interest in Ballard). We have valued the Shares being returned by Daimler and Ford to us at $173,900,000. In addition, Daimler and Ford will provide initial funding to AFCC of $118,000,000 for use in respect of engineering, development and testing work to be conducted by AFCC.

Employee Transfers

     We will transfer to AFCC approximately 113 personnel (representing approximately 20% of our personnel) (the “Transferred Employees”). In order to make the transfer of the Transferred Employees from Ballard to AFCC as seamless as possible, we will continue to honour, for so long as a Transferred Employee remains an employee of AFCC, all equity-based, long-term, compensation issued to that Transferred Employee by us. However, in the future, we will not issue further options or restricted share units of Ballard to the Transferred Employees. Doing so requires amendments to Ballard’s stock option, restricted share unit plans and share distribution plans. The amendments will be made by resolution of the Board if the Transaction is approved by shareholders and is completed.

     The plans requiring amendment are:

1.	1997 Share Option Plan,

2.	2000 Share Option Plan,

3.	2002 Share Option Plan,

(collectively, the “SOPs”),

4.	Restricted Share Unit Plan (the “RSU Plan”), and

5.	2003 Share Distribution Plan (the “SDP”).

     Currently, the SOPs limit the exercise of options held by Transferred Employees to periods varying from 30 to 90 days from the date of transfer. The provisions of the RSU Plan limit participation to active employees of Ballard. The SDP provides for the issuance of Shares on the redemption of restricted share units issued under the RSU Plan.

     The amendments to the SOPs and the RSU Plan will provide that existing share options and restricted share units held by Transferred Employees will remain in force with no change in terms (including vesting and expiry) for so long as the Transferred Employee remains an employee of AFCC. The proposed amendments to the SDP will permit Ballard to satisfy the redemption of restricted share units held by Transferred Employees pursuant to the RSU Plan for so long as the Transferred Employee remains an employee of AFCC.

Termination of Automotive Alliance

     Upon completion of the Transaction, we will no longer be directly involved in automotive fuel cell research and development. As a result, on the Closing Date, we will enter into a termination agreement (the “Termination Agreement”) with Daimler and Ford under which we will terminate the Amended and Restated Fourth Alliance Agreement between Ballard, Daimler, Ford and DBF dated February 15, 2007 (“Fourth Alliance Agreement”). The only aspects of the Fourth Alliance Agreement which will survive the termination will be:

  Ballard’s non-competition obligations in favour of NuCellSys GmbH, (“NuCellSys”, an entity jointly owned by Daimler and Ford), which will be continued on substantially the same terms under an agreement between Ballard, Daimler, Ford and NuCellSys (the “NuCellSys Agreement”), since Ballard received from Daimler and Ford the consideration for this non-competition obligation in 2005; and

  Ballard’s right to acquire fuel cell IPR developed by Daimler or Ford prior to the termination of the Fourth Alliance Agreement, which will be continued under the shareholders’ agreement to be entered into by Ballard, Daimler, Ford and AFCC (the “AFCC Shareholders Agreement”).

Amendment of Articles

     With the termination of the Fourth Alliance Agreement and the return by Daimler and Ford to Ballard of their entire equity interest in Ballard, Daimler and Ford will lose their right to appoint nominees to the Board and the right of those nominees to exercise certain special approval rights in respect of certain fundamental matters, such as (a) our annual business plan, (b) any significant proposed acquisition, disposition or borrowing not set out in our annual business plan, or (c) fundamental corporate changes such as an amalgamation, arrangement or reorganization. In order to terminate these rights, we must amend our articles to eliminate the Class A share and Class B share from our authorized capital, which requires the Special Resolution to be approved by our shareholders.

Arrangements with Respect to AFCC

     Our 19.9% retained interest in AFCC will be subject to a purchase agreement (the “Share Purchase Agreement”) under which Ford will purchase our interest in AFCC for $65,000,000 (plus interest accruing at LIBOR rates) on the fifth anniversary of the Closing Date, provided that:

(a)

at our request, such purchase will occur on an earlier date specified by us in the event of (i) a change of control of Ford, Daimler or AFCC; (ii) Daimler, Ford or AFCC being subject to insolvency or bankruptcy proceedings; or (iii) AFCC being the subject of a significant reorganization; or

(b)

at Ford’s request, such purchase will occur on an earlier date specified by Ford in the event of (i) a change of control of Ballard; or (ii) Ballard being subject to insolvency or bankruptcy proceedings.

     In addition, Ford will have the right, subject to the consent of Daimler, to purchase our interest at any time to accommodate another automotive manufacturer desiring to obtain an ownership interest in AFCC. In that case, the price paid to Ballard will be the greater of the base price set out above and a proportionate share of any higher price paid by the automotive manufacturer.

     While we remain a shareholder of AFCC:

  we will have no obligation to fund any of AFCC’s operating expenses;

  we will be entitled to appoint one director to AFCC’s board of directors (provided that we hold more than 7.5% of the issued and outstanding shares in AFCC);

  we will not compete with Daimler, Ford or AFCC in fuel cells for Automotive Propulsion Applications or Automotive Fuel Cell Systems, except for Large Bus applications worldwide (other than Daimler and Ford branded buses) and Shuttle Buses in Canada;

  Daimler, Ford and AFCC will not compete with us in fuel cells for Non-Automotive Applications or fuel cell systems for Non-Automotive Applications;

  we will not solicit the employees of AFCC, Daimler and Ford; and

  AFCC, Daimler and Ford will not solicit our employees.

     For a period of 18 months from the Closing Date, we will not hire employees of AFCC and AFCC will not hire employees of Ballard.

Treatment of Intellectual Property

     In addition to our transfer of our Automotive IPR to Daimler and Ford and the licensing of our Fundamental IPR and our Non-Automotive IPR to Daimler and Ford as described above, the Transaction involves the following additional arrangements in respect of Intellectual Property:

  Daimler and Ford have agreed to provide us with a non-exclusive, royalty-free license to use the Automotive IPR for Non-Automotive Applications;

  we will provide each of Daimler and Ford with a non-exclusive, royalty-free license to use, for Automotive Propulsion Applications, all of the IPR relating to fuel cells which we develop while we are a shareholder of AFCC;

  Daimler and Ford will provide us with a non-exclusive, royalty-free license to use for Non-Automotive Applications, all of the IPR relating to fuel cells which they or their affiliates develop (either directly or through AFCC) while we are a shareholder of AFCC; and

  NuCellSys will transfer to us its ownership interest in Fundamental IPR and Non-Automotive IPR that is currently jointly owned with us.

     There is some uncertainty as to the survival of license rights under Canadian bankruptcy law upon the bankruptcy of an owner or licensor of IPR. Therefore, in order to protect the license rights of Daimler and Ford in respect of the Fundamental IPR in the limited event of our bankruptcy or insolvency, we will transfer substantially all of our Fundamental IPR and improvements thereto made while we are a shareholder of AFCC to a new entity, BDF IP Holdings Ltd. (“IP Holdings”). We will then enter into a license agreement with IP Holdings evidencing our exclusive right to use such Fundamental IPR and improvements thereto for Non-Automotive Applications. In addition, we have covenanted not to enter into joint development arrangements with third parties, unless our interest in any improvements to the Fundamental IPR arising out of those arrangements are either transferred to IP Holdings or, at a minimum, are licensed to IP Holdings (with a right to sublicense to Daimler and Ford). We will provide each of Daimler and Ford with a 33% voting, non-participating interest in IP Holdings and enter into a unanimous shareholder agreement with them designed to ensure that IP Holdings will not take any action that would place the license rights of the parties at risk. According to the terms of the unanimous shareholder agreement, IP Holdings may not take any decision or action other than to hold the Fundamental IPR and any improvements thereto without the unanimous approval of its shareholders.

Post-Closing Service Arrangements with AFCC

     We will enter into a number of agreements with AFCC in order to enable it to carry on business on the Closing Date:

  we will lease to AFCC, on a cost-recovery basis, 40,000 square feet of space in our facilities for use by the Transferred Employees;

  we will provide AFCC with key testing and engineering services on a time and materials basis, at a positive margin and sell products to AFCC at prices intended to produce a positive margin; and

  we will provide AFCC with certain administrative services, on a time and materials basis, at a positive margin.

REASONS FOR THE TRANSACTION

     The purpose of the Transaction is to decrease our investment in automotive fuel cell research and development due to its high cost, uncertainties surrounding government mandates relating to the adoption and deployment of automotive fuel cell powered vehicles, the lengthening timeline to automotive fuel cell commercialization, and the negative impact of these factors on our production volumes and revenues. The Transaction will allow us to focus our efforts on the development and commercialization of fuel cells for Non-Automotive Applications, while benefiting from the generation of revenues at positive margins through the provision of products and services to AFCC.

BENEFITS OF THE TRANSACTION

     Ballard will obtain several benefits from the Transaction, including:

(a)	a shortened timeline to profitability and a reduction in Ballard’s annual cash consumption by approximately $15,000,000;

(b)	a 30% reduction in the number of outstanding Shares;

(c)	reduced financing requirements;

(d)	revenue generation through the provision of contract technical services to AFCC, largely offsetting the loss of automotive engineering development revenue;

(e)	the right to use transferred Automotive IPR and all IPR related to fuel cells developed by Daimler, Ford and their subsidiaries while we are a shareholder of AFCC, in Non-Automotive Applications;

(f)	the retention of all of our manufacturing facilities and capabilities; and

(g)	the right to pursue opportunities for fuel cells in certain bus applications.

THE RESTRUCTURING AGREEMENT

     The Restructuring Agreement sets out the terms and conditions of the Transaction, including provision for the execution and delivery on the Closing Date of a number of agreements required to fully implement the Transaction.

     The Restructuring Agreement contains usual and customary representations, warranties and covenants to and from the various parties providing that, among other things, before the Closing Date our automotive fuel cell activities will be conducted in the ordinary and normal course of business, other than as contemplated in the Restructuring Agreement.

     Under the Restructuring Agreement, the parties’ obligations to complete the Transaction are subject to the fulfillment, on or before the Closing Date, of various conditions customary for transactions of this nature, as well as conditions specific to the Transaction. These include the following conditions which are for the mutual benefit of all parties:

  our shareholders will have passed the Resolutions by such majorities as are necessary to enable them to be effective; and

  any required filings under and the expiry of any required waiting periods under any applicable competition, merger control or similar law, rule, regulation or policy and any governmental or regulatory approval, authorization, order or consent in respect of competition or merger control matters that is required to complete the transaction will have been obtained, including the regulatory approvals described under the heading “Regulatory Matters”.

     The Restructuring Agreement also contains conditions usual and customary for a transaction of this nature which are for the sole benefit of each of Ballard, Daimler and Ford, including that all representations and warranties of the parties are true in all material respects on the Closing Date and that all covenants to be performed on or before the Closing Date have been performed in all material respects.

     The material change report of Ballard dated November 9, 2007 which is incorporated herein by reference includes, as Schedule B thereto, the Restructuring Agreement. The foregoing description of the Restructuring Agreement is qualified in its entirety by reference to the full text of the Restructuring Agreement.

DELIBERATIONS

SPECIAL COMMITTEE

Organization of the Special Committee

     Our Board formed the Special Committee on August 27, 2007 to consider any material transactions arising out of the review and potential revision of our five-year plan, including potential related party transactions with Daimler and Ford. The Special Committee’s mandate included the consideration of whether the Transaction would be in our best interests and the provision of a recommendation to the Board with respect to the Transaction.

     The Special Committee established a sub-committee (the “Sub-Committee”) on September 7, 2007 to assist the Special Committee in carrying out its mandate by working with management to consider and advance the negotiation of the Transaction and by undertaking specific assignments delegated to it by the Special Committee.

     The Special Committee engaged Lawson Lundell as its legal counsel. Lawson Lundell provided advice with respect to the organization of the Special Committee, the duties and the responsibilities of its members and the conduct of its affairs. Lawson Lundell also reviewed various drafts of the Restructuring Agreement and certain other related documents in connection with the Transaction and provided advice to the Special Committee and the Sub-Committee as to the content and effect of such documents.

     On September 13, 2007, TD Securities was retained to serve as the financial advisor to the Special Committee. In connection with its engagement, TD Securities agreed to render a formal valuation of the Transferred Automotive R&D Assets and the 19.9% of the outstanding shares of AFCC to be held by us and purchased by Ford under the Share Purchase Agreement (the “Ballard AFCC Shares”), in compliance with the Related Party Rules and, if requested by the Special Committee, the Shares held by Daimler and Ford to be transferred to us and cancelled as part of the Transaction. TD Securities also agreed to provide an opinion as to whether the consideration we will receive under the Transaction is fair from a financial point of view to our shareholders other than Daimler and Ford.

     The Special Committee, based in part on representations made to it by TD Securities, concluded that TD Securities was independent of Daimler, Ford and Ballard and qualified to provide the financial services required by the Special Committee. Under the terms of its engagement, TD Securities was paid a fixed fee which is not contingent upon the closing of the Transaction. We have also agreed to reimburse TD Securities for its reasonable expenses and to indemnify TD Securities and certain related parties against certain liabilities and expenses, related to its engagement. As at December 10, 2007, TD Securities did not have a material beneficial ownership position in our Shares.

     The Special Committee was comprised of Ian Bourne (Chairman), Ed Kilroy, Dr. Chong Sup Park, Dr. Gerri Sinclair, David J. Smith, David B. Sutcliffe, Mark Suwyn and Douglas W. G. Whitehead. The Sub-Committee was comprised of Ian Bourne (Chairman), David J. Smith and Douglas W. G. Whitehead. Each member of the Special Committee and the Sub-Committee is independent of Daimler, Ford and the management of Ballard.

Deliberations of the Special Committee

     During the period from August 27, 2007 until November 7, 2007, the Special Committee met as a committee four times. The Sub-Committee also met a total of four times over this period. Ed Kilroy participated in the meetings of the Sub-Committee at the invitation of the Sub-Committee. In addition, between meetings, members of the Special Committee and the Sub-Committee held numerous discussions among themselves and with the Special Committee’s financial and legal advisors in connection with the Transaction. The meetings and deliberations of the Special Committee and the Sub-Committee allowed the Special Committee and the Sub-Committee to examine the Transaction and to consider whether it is appropriately valued and structured in a manner which would be in our best interests and fair to our shareholders other than Daimler and Ford.

     Management did not participate in the deliberations of the Special Committee or the Sub-Committee. At the request of the Special Committee and the Sub-Committee, representatives of management were present at portions of the meetings of the Special Committee and the Sub-Committee to assist the Special Committee and the Sub-Committee, in particular with the background to the Transaction, and to report on the negotiation of the definitive agreements for the Transaction.

     The Restructuring Agreement and certain other principal documents required to undertake and implement the Transaction were prepared by and negotiated among management and legal counsel for each of Ballard, Daimler and Ford and reported upon to the Special Committee by management and by Lawson Lundell. The Special Committee considered the terms of these principal documents, including in particular the provisions relating to the following:

  the transfer of the Transferred Automotive R&D Assets to Daimler, Ford and AFCC;

  the transfer of certain IPR to us from NuCellSys;

  the Share Purchase Agreement we will enter into with Ford in respect of the Ballard AFCC Shares;

  the non-competition covenants between the parties;

  the governance arrangements with respect to AFCC;

  the IPR licensing arrangements between Ballard, Daimler and Ford;

  the tax losses and investment tax credits of Ballard to be made available to Daimler and Ford as a result of the Transaction;

  the lease of certain of our office and laboratory facilities to AFCC;

  the provision of certain technical and administrative services to AFCC by us; and

  the termination of the Fourth Alliance Agreement.

     The Special Committee was advised that the Transaction constituted a “related party transaction” for the purposes of Rule 61-501 and Regulation Q-27.

     Representatives of TD Securities attended meetings of the Special Committee and the Sub-Committee and provided financial advice with respect to the Transaction. The Special Committee and the Sub-Committee reviewed and discussed in detail the advice and analysis provided by TD Securities. Representatives of TD Securities answered questions from members of the Special Committee and the Sub-Committee regarding the advice and analysis and assisted the Special Committee and the Sub-Committee to form judgments on financial matters with respect to the Transaction.

     On November 7, 2007, TD Securities gave an oral presentation to the Special Committee of its valuation of the Transferred Automotive R&D Assets and the Ballard AFCC Shares. Upon due consideration, following discussion of the matter and upon receiving the advice of its legal and financial advisors, the Special Committee determined that a formal valuation of the Shares held by Daimler and Ford to be transferred to us and cancelled as part of the Transaction was not required in the circumstances. The Special Committee concluded that the principal rationale for the Transaction is strategic, involving the benefits described under the heading “The Transaction - Benefits of the Transaction”. The Special Committee also concluded that any valuation of our non-automotive assets would, in any event, be highly sensitive to minor changes in underlying assumptions given the early stage of its development and lack of established markets and earnings history.

     On November 7, 2007, TD Securities also gave an oral presentation to the Special Committee of its Fairness Opinion to the effect that, as of November 7, 2007 and based upon and subject to the various considerations, limitations and assumptions set forth in the Fairness Opinion, the consideration to be received by Ballard under the Transaction is fair, from a financial point of view, to our shareholders other than Daimler and Ford. For the purposes of the Fairness Opinion, the consideration under the Transaction means 21,392,598 and 12,868,700 Shares that will be transferred to us by Daimler and Ford, respectively, and the Ballard AFCC Shares.

     The full text of TD Securities’ Valuation and Fairness Opinion are attached as Appendix E to this Information Circular. The Valuation and the Fairness Opinion both set forth assumptions made, matters considered and limitations on the review undertaken. See “Valuation and Fairness Opinion”.

     During the course of its deliberations and in arriving at its recommendation, the Special Committee relied upon the legal, financial and other advice and information it received. The following is a summary of the factors, among others, which the Special Committee reviewed and considered with the assistance of TD Securities and Lawson Lundell:

  the continued technical and cost challenges for automotive fuel cell development and commercialization, including regulatory changes and delays or reductions in government programs and the changes in the automotive industry and transportation markets following the development of hybrid gasoline and electric automobile engines and systems, the disposition by Daimler of Chrysler, and our alternative courses of action to address these challenges;

  our ability to access the capital that we would require to continue to fund the ongoing development of automotive fuel cells on terms that would not be unduly dilutive to our shareholders;

  historical information concerning our automotive and non-automotive businesses, including our financial performance and condition, operations, technologies and intellectual property;

  the opportunity to improve our ability to focus on the development and commercialization of our non-automotive fuel cell products with nearer term revenue opportunities;

  the view of management as to our anticipated financial condition, results of operations and business and our operational arrangements with Daimler and Ford, both with and without giving effect to the Transaction;

  the strategic significance of the proposed disposition of our automotive fuel cell research and development assets and the impact of foregoing the possibility of future revenues from such assets;

  the consideration we will receive under the Transaction for the transfer to Daimler, Ford and AFCC of the Transferred Automotive R&D Assets;

  the effect of the Transaction in reducing our overall working capital requirements, retaining our employee base and redirecting our research and development capabilities;

  the payment to be made to us by Ford for the Ballard AFCC Shares under the Share Purchase Agreement;

  the Valuation; and

  the Fairness Opinion.

     The Special Committee, with the assistance of Lawson Lundell, also analyzed the proposed structure of the Transaction and noted several requirements applicable to the Transaction which provide protection to our shareholders, including that:

  the Transaction must be approved by a majority of the votes cast by our shareholders other than Daimler and Ford; and

  the Articles of Amendment must be approved by a special resolution of our shareholders.

     The foregoing discussion of the information and factors reviewed and given weight by the Special Committee is not intended to be exhaustive, but is believed to include all material factors considered by the Special Committee. In reaching its determination, the Special Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual members of the Special Committee may have given different weights to different factors.

Conclusions and Recommendation of the Special Committee

     The Special Committee concluded that the Transaction is in our best interests, and is fair to our shareholders other than Daimler and Ford. Accordingly, the Special Committee recommended that the Board: (i) approve the Transaction on the terms and subject to the conditions set out in the Restructuring Agreement and (ii) recommend that our shareholders vote in favour of the Resolutions required to implement the Transaction.

DELIBERATIONS AND RECOMMENDATION OF THE BOARD

     On November 7, 2007, a meeting of the Board was held to receive the report of management on the final status of negotiations respecting the Transaction, which included a recommendation to proceed with the Transaction, and the report of the Special Committee containing its conclusions and recommendation described above. The Board considered, among other things, the reports of management and of the Special Committee, and determined that the Transaction is in the best interests of Ballard and is fair to our shareholders, other than Daimler and Ford. Therefore, the Board resolved to approve the Transaction and recommends that shareholders of Ballard vote in favour of the Resolutions.

     David Prystash, Dr. Gerhard Schmidt and Dr. Hans-Joachim Schöpf advised the Board of their respective connections to Daimler and Ford and their consequent interests in the Transaction and abstained from voting at the meeting of the Board with respect to the approval of the Transaction. Dr. Thomas Weber, who is appointed by Daimler, was not present at the meeting. All members of the Board, other than those mentioned herein who abstained from voting or who were not present at the meeting, voted in favour of the resolution approving the Transaction.

     Shareholders should consider the Transaction carefully and come to their own conclusions as to whether to vote in favour of the Resolutions. Shareholders who are in doubt as to how to vote should consult their own financial, legal or other professional advisor.

VALUATION AND FAIRNESS OPINION

Background

     TD Securities was retained on September 13, 2007 to act as financial advisor to the Special Committee and to prepare the Valuation and the Fairness Opinion. TD Securities is a Canadian investment banking firm with a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions. For providing the Valuation and the Fairness Opinion, TD Securities will be paid a fee of C$600,000. The compensation of TD Securities does not depend in whole or in part on the conclusions reached in the Valuation or the Fairness Opinion or the successful outcome of the Transaction. The Special Committee has also agreed, on behalf of Ballard, to indemnify TD Securities in certain circumstances and to reimburse TD Securities for its reasonable expenses.

     Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Ballard, Daimler, Ford or any of their respective associates or affiliates (collectively, the “Interested Parties”). Except as financial advisor to the Special Committee, neither TD Securities nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Transaction.

     TD Securities has not, in the 24-month period preceding its engagement, been engaged to provide any evaluation, appraisal or financial advisory services to, nor has it participated in any financing or lending arrangement with, or had a material financial interest in any transaction involving, Ballard or any other Interested Party, except as described herein. TD Securities has provided the following financial services involving Daimler, Ford and their affiliates in the past two years: (i) an agent to certain debt securities offerings involving Daimler, Ford and their affiliates, (ii) a syndicate member in certain credit facilities of Daimler, Ford and their affiliates, and (iii) cash management, derivative and foreign exchange transactions. The fees associated with such assignments are not, in the aggregate, financially material to TD Securities.

     No understandings or agreements exist between TD Securities and Ballard, Daimler, Ford or any other Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Ballard or any other Interested Party and The Toronto-Dominion Bank, parent company of TD Securities, may provide banking services to Ballard or any other Interested Party.

     TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, Ballard, Daimler, Ford or other Interested Parties.

     TD Securities was instructed by the Special Committee to (i) prepare a valuation pursuant to Rule 61-501 and Regulation Q-27 of the Transferred Automotive R&D Assets and the Ballard AFCC Shares and (ii) provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by Ballard under the Transaction to our shareholders, other than Daimler and Ford. In the preparation of the Valuation and the Fairness Opinion, TD Securities reviewed and relied upon or carried out, among other things: certain publicly available business, financial and other information relating to Ballard; certain unaudited segmented projected operating financial information and financial models for Ballard, its business involving the Transferred Automotive R&D Assets and its non-automotive fuel cell and other business segments for certain future periods, as prepared by management of Ballard; discussions with senior management of Ballard, Daimler and Ford; and Ballard’s 2007 five-year strategic plan including product development plans for major products. TD Securities also relied upon such other information and carried out such other investigations and analysis as it considered necessary or appropriate in the circumstances. TD Securities has not, to the best of its knowledge, been denied access by Ballard to any information requested by TD Securities.

     With the Special Committee’s acknowledgment and agreement, TD Securities has relied upon and assumed without independent verification (subject to the exercise of its professional judgment and except as expressly provided in the Valuation and the Fairness Opinion) the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by Ballard or its personnel, advisors or otherwise (collectively, the “Information”). The Valuation and the Fairness Opinion are conditional upon such accuracy and completeness of the Information.

     In preparing the Valuation and the Fairness Opinion, TD Securities has made several assumptions, including that all conditions precedent to be satisfied to complete the Transaction can be satisfied and that the disclosure in this Information Circular is accurate in all material respects and complies, in all material respects, with the requirements of all applicable laws.

     The Valuation and the Fairness Opinion are rendered as of November 7, 2007 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Ballard and its subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. In its analysis and in preparing the Valuation and the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities or Ballard.

Valuation

     For the purposes of the Valuation, TD Securities defined fair market value as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. TD Securities has made no downward adjustment to the fair market value of the Transferred Automotive R&D Assets or the Ballard AFCC Shares to reflect the liquidity of such assets or shares, the effect of the Transaction on such assets or shares or the fact that the shares of Ballard held by Daimler and Ford do not form part of a controlling interest.

     Under the Transaction, Ballard is effectively being divided into two businesses, the business involving the Transferred Automotive R&D Assets and Ballard’s non-automotive business (“Ballard Non-Automotive”). Based on their collective ownership of approximately 29.9% of our Shares, Daimler and Ford notionally own 29.9% of each of the Transferred Automotive R&D Assets and Ballard Non-Automotive. After the Transaction and assuming the eventual purchase by Ford of the Ballard AFCC Shares pursuant to the Share Purchase Agreement, Daimler and Ford will own 100% of the Transferred Automotive R&D Assets, which means that their notional interest will have increased by 70.1% from a 29.9% notional interest to a 100% interest. In exchange for this 70.1% interest in the Transferred Automotive R&D Assets they are giving up their collective 29.9% interest in Ballard Non-Automotive. Ford is also effectively transferring the value of the Ballard AFCC Shares to Ballard Non-Automotive. The 29.9% interest in Ballard Non-Automotive (represented by the 34.3 million Shares being returned by Daimler and Ford for cancellation) together with the value of the Ballard AFCC Shares are collectively referred to as the “Consideration”.

     In assessing the fair market value of the 70.1% of the Transferred Automotive R&D Assets, and the $58,000,000 cash (together the “AFCC Assets”), being transferred to Daimler and Ford, TD Securities relied primarily on a discounted cash flow analysis. TD Securities determined that the range of fair market values of the AFCC Assets is $113,100,000 to $156,000,000 and that the fair market value of the Ballard AFCC Shares is $48,600,000.

     In TD Securities’ view, the value of the AFCC Assets should be compared to the value of the Consideration, represented in part by the Shares held by Daimler and Ford which are being returned to Ballard for cancellation under the Transaction. In TD Securities’ view, in making this comparison, readers should not place undue reliance on the pre-announcement market trading value of Shares being returned to Ballard by Daimler and Ford, since the Transaction will materially change the business and operations of Ballard and may impact the fair market value of Shares, which impact may be material.

     While TD Securities was not directed to conduct a formal valuation (as defined in Rule 61-501 and Regulation Q-27) of Ballard or Ballard Non-Automotive, TD Securities has conducted an analysis of Ballard and Ballard Non-Automotive for the purposes of the Fairness Opinion.

Fairness Opinion

     In the Fairness Opinion, TD Securities stated its view that the assessment of fairness, from a financial point of view, must be determined in the context of a particular transaction. In considering the fairness of the Transaction, from a financial point of view, to the shareholders of Ballard other than Daimler and Ford, TD Securities considered a number of factors and relied upon:

(a)	a comparison of the value of the AFCC Assets to the fair market value of the Consideration; and

(b)	a comparison of the fair market value per Share prior to the Transaction to the fair market value per Share after the Transaction.

TD Securities concluded that:

(a)	the range of fair market values of the Consideration is within or exceeds the range of fair market values of the AFCC Assets; and

(b)	the range of fair market values of the Shares after the Transaction is within or exceeds the range of fair market values of Shares prior to the Transaction.

     Based upon and subject to the foregoing and such other matters as TD Securities considered relevant, TD Securities rendered its opinion that, as of November 7, 2007, the Consideration to be received by Ballard pursuant to the Transaction is fair, from a financial point of view, to shareholders of Ballard other than Daimler and Ford.

     Consideration of only selected portions of the Valuation or the Fairness Opinion would likely be misleading and omit important parts of the process and the matters considered, assumptions made and limitations on the review undertaken by TD Securities in rendering such valuation and opinion.

     The summary of the Valuation and the Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the Valuation and of the Fairness Opinion, which are attached as Appendix E to this Information Circular, and shareholders are urged to read the Valuation and the Fairness Opinion carefully and in their entirety.

     The Valuation and the Fairness Opinion do not constitute a recommendation to any shareholder as to how to vote at the Meeting.

     To the knowledge of Ballard and its directors and senior officers, after reasonable inquiry, there are no prior valuations (as such term is defined in the Related Party Rules) in respect of Ballard that relate to the subject matter of, or which are otherwise relevant to, the Transaction that have been made in the 24 months before the date of this Information Circular.

TIMING

     If the Meeting is held as scheduled on January 25, 2008, the Resolutions are approved in the required manner at the Meeting, all of the conditions to the completion of the Transaction are satisfied or waived at the required time and the Transaction is implemented as anticipated, completion of the Transaction will take place on or about January 31, 2008.

EXPENSES OF THE TRANSACTION

     The estimated costs to be borne by Ballard relating to the Transaction, including legal fees, costs of preparation, mailing and printing of this Information Circular and costs of holding the Meeting are expected to be approximately $4,000,000.

REGULATORY MATTERS

SECURITIES MATTERS

     The Ontario Securities Commission and the Autorité des marchés financiers du Québec have each adopted rules, regulations and/or policies governing certain transactions which raise the potential for significant conflicts of interest. Rule 61-501 and Regulation Q-27 govern, among other things, related party transactions and issuer bids.

     As each of Daimler and Ford holds more than 10% of our outstanding Shares, they are each considered to be a “related party” of Ballard for the purposes of the Related Party Rules. The Transaction is a “related party transaction” for the purposes of the Related Party Rules. The Related Party Rules provide that, absent an exemption, a corporation proposing to carry out such a transaction is required, in most circumstances, to prepare a formal valuation of the non-cash assets involved in the transaction and to provide its shareholders with a summary of that valuation, to make disclosure of other specified matters and to obtain the approval of a majority of its minority shareholders. For these purposes, the non-cash assets involved in the Transaction are the Transferred Automotive R&D Assets, the Ballard AFCC Shares and the Shares being returned to us by Daimler and Ford for cancellation under the Transaction.

     Pursuant to the exemption set out in Section 6.3(2) of Rule 61-501, a formal valuation of the Shares being returned to us by Daimler and Ford is not required since: (i) such Shares are securities of a reporting issuer, (ii) Ballard has no knowledge of any material information concerning itself, or such Shares, that has not been generally disclosed, (iii) to our knowledge after reasonable inquiry, Daimler and Ford does not have knowledge of material information concerning Ballard or such Shares that has not been generally disclosed, and (iv) the Information Circular includes a description of the effect of the return and cancellation of the Shares on the direct or indirect voting interests of Daimler and Ford. In addition, as noted above, the Special Committee concluded in its deliberations that a valuation of our non-automotive assets (as would be involved in a valuation of the Shares to be returned to us by Daimler and Ford and cancelled) would, in any event, not provide useful information in the circumstances. However, the equivalent provisions of Regulation Q-27 do not provide an identical exemption. Therefore, we sought, and have obtained, exemptive relief from the Autorité des marchés financiers du Québec to the effect that no valuation of the Shares being returned to us by Daimler and Ford for cancellation is required under Regulation Q-27 on the basis that we are exempt from the requirement to obtain a valuation of such non-cash consideration under Rule 61-501.

     In determining minority shareholder approval, any votes cast in respect of the Ordinary Resolution by Daimler, Ford and their related parties, including their respective officers and directors, must be excluded. To the knowledge of the Board, after reasonable inquiry, Daimler, Ford and their affiliates hold a total of 34,261,298 Shares, entitling them to cast that number of votes on the Ordinary Resolution, which will be excluded in determining whether minority shareholder approval of the Transaction has been obtained for the purposes of the Related Party Rules.

     The Special Resolution is not subject to the minority approval requirements of the Related Party Rules. As such, the Special Resolution requires the approval of at least two-thirds of the votes cast in person or by proxy at the Meeting by the holders of Shares. Daimler and Ford and their respective affiliates may vote in respect of the Special Resolution. Daimler, which directly and indirectly holds approximately 18.6% of the Shares, and Ford, which directly and indirectly holds approximately 11.2% of the Shares, have agreed to vote in favour of the Special Resolution.

     Securities legislation and the Related Party Rules also govern issuer bids which are transactions whereby issuers acquire or redeem, among other things, their own issued capital from holders thereof in a Canadian jurisdiction. However, since Daimler and Ford are not shareholders resident in a Canadian jurisdiction, the aspects of the Transaction under which we acquire approximately 34.3 million of our Shares from Daimler and Ford do not constitute an issuer bid.

COMPETITION FILINGS

Brazil

     Pursuant to Brazil’s Law No. 8884/94, all mergers or corporate restructuring transactions involving companies whose gross revenues in Brazil, in the last fiscal year, exceeded R$ 400,000,000 (approximately US$ 230,000,000) or hold more than 20% of the market share in the affected market, must be submitted to the Brazilian competition authorities. The acquisition of voting shares of AFCC by Daimler and Ford will be subject to a Brazilian antitrust filing, as (i) these companies had, in Brazil, in the last fiscal year, a turnover in excess of R$ 400,000,000 and (ii) Ballard had some turnover in Brazil in that year. There are three agencies that have responsibility under law 8884/94: (i) SEAE - the Economic Monitoring Office of the Ministry of Finance, which reviews the filings from an economic viewpoint and issues a non-binding technical opinion; (ii) SDE, a department under the Ministry of Justice, will then review the filings from a legal standpoint and issue an opinion; (iii) CADE - Administrative Council for Economic Defense, an autonomous federal agency under the Ministry of Justice and which is the primary antitrust agency responsible for merger control in Brazil is then responsible to complete the final review and judgment.

     Daimler, Ford and Ballard have prepared and submitted the required filings under Law 8884/94 by the statutory deadline for making such filings There is no waiting period under Law No. 8884/94 and no requirement for a positive clearance prior to closing the Transaction.

European Commission

     The Transaction is not required to be notified to the European Commission (“Commission”). The formation of a joint venture only has to be notified to the Commission if the joint venture is a so-called “full function” joint venture. Daimler and Ford believe that AFCC is not a “full function” joint venture since it will be providing its services and will deliver its products mainly (more than 80%) to its shareholders.

Germany

     If the Commission confirms that the Transaction does not need to be notified to the Commission, the Transaction will have to be notified to the German Federal Cartel Office (“FCO”). The Transaction may not be implemented unless and until it has been cleared by the FCO.

     The FCO has one month from the time it receives a complete notification to carry out a Phase-I investigation. If the FCO does not send a letter opening the main investigation procedure (Phase-II) within one month, the Transaction will be deemed to be approved. If the FCO opens Phase-II proceedings, it will have a total of four months from the date on which it received a complete notification. In straightforward cases the FCO will often send out a clearance letter before Phase-I has expired. It may also clear a case by way of reasoned decision at any time during Phase-II.

     A merger will only be prohibited if it is expected to create or strengthen a dominant market position on the relevant market. Given that, (i) the fuel cell activities to be transferred to AFCC generated no significant external sales and (ii) other automobile companies have similar research and development activities, Daimler and Ford are of the view that the Transaction should not raise serious competition concerns. Therefore, Daimler and Ford are of the view that the FCO may clear the Transaction in Phase I proceedings.

     Assuming that the notification is submitted to the FCO when currently contemplated it is expected that the clearance by the FCO will be granted before January 31, 2008.

INFORMATION CONCERNING BALLARD AFTER THE TRANSACTION

INTRODUCTION

     Ballard is recognized as a leader in the design, development, manufacture and sale of fuel cells. We are based in Canada, with head office, research and development, and manufacturing facilities in Burnaby, British Columbia. In addition, we have research and development and manufacturing facilities in the United States in Lowell, Massachusetts.

     The Transaction will allow us to focus our efforts on the development of fuel cells for Non-Automotive Applications. After the closing of the Transaction we will operate in the following market sectors:

(a)	Commercial Growth Markets:

	(i)	Materials handling;

	(ii)	Backup power; and

	(iii)	Residential cogeneration.

(b)	Supporting Business Segments:

	(i)	Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for fuel cells;

	(ii)	Certain bus applications; and

	(iii)	Automotive support services for AFCC.

     Over the past three years we have intensified our efforts on the development and commercialization of fuel cell products for non-automotive commercial markets such as materials handling, backup power and residential cogeneration. Today, varying stages of commercialization activities are progressing in each of these markets in North America, Europe and Asia and we are actively considering other key non-automotive markets for which our products are well-suited. These commercial markets represent a very large global opportunity for fuel cell products. This has already been evidenced by the increase in our product shipments for the nine months ending September 30, 2007, up by approximately 78% over the same period in 2006. We are also confident that there are opportunities for our products in additional geographic markets as well as product extension opportunities in different applications.

COMMERCIAL GROWTH MARKETS

Materials Handling

     Our materials handling market segment includes fuel cell products for industrial vehicles such as forklifts, automated guided vehicles (“AGV”) and ground support equipment (“GSE”). These vehicles are typically used in industrial warehouses, high throughput distribution centers, manufacturing facilities, airports and ports. Our initial focus is on the Class 1, Class 2 and Class 3 battery powered forklift market and AGVs. Fuel cell driven electric forklift trucks can offer significant productivity gains in multi-shift operations when compared to incumbent battery powered forklifts by eliminating mid-shift battery replacements and eliminating long battery charging times. The payback to end-use customers at current prices can be as low as two years, depending on local labour rates, the number of trucks in the fleet and the type of operation. The overall size of the market for batteries in the industrial materials handling market is in excess of $1,500,000,000 per year. Additionally, there are approximately 700,000 battery powered Class 1, 2 and 3 forklifts sold each year. The battery replacement market will be our initial focus. We also expect forklift original equipment manufacturers (“OEM”) to develop integrated systems incorporating our fuel cells in three to five years.

     Our key initial customers are specialized system integrators that are working to achieve early penetration into the market by developing battery pack replacement fuel cell systems. We have been working with Plug Power Inc. (“Plug Power”), which has initiated or completed field trials with a number of large end-users including Wal-Mart

Stores, Inc., Bridgestone Firestone North America Tire, LLC, Sysco Corporation, H.E. Butt Grocery Company and Nissan North America, Inc. These trials are the first step in the sales process to end users. Typically, a customer will trial a small number of fuel cell forklift trucks (5 to 10 units) to get an understanding of the technology and how it will impact the operations. Upon a successful trial, the customer will then do an extended trial with a larger number of fuel cell forklift trucks (50 to 100 units). Following the completion of the larger trial the customer would then move to a full conversion of a facility (200 to 400 units). Several of Plug Power’s customers have completed the first phase of deployment of the technology and are now moving to larger trials. We are also supplying fuel cells to a number of other system integrators.

     In 2007, we initiated a new program with Exide Technologies (“Exide”) for the development of an onboard fuel cell recharger for a Class 1 forklift truck. The first prototype should be completed in 2008, with a small field trial of the technology being completed with an end-user in late 2008 or early 2009. Exide is one of the largest distributors of batteries for the industrial materials handling market. It currently supplies approximately 40% of the batteries worldwide and had sales in 2006 in excess of $700,000,000 in this segment. Exide plans to meet all of its fuel cell needs in the materials handling market over the next five years exclusively with our fuel cells.

     The primary product for the materials handling market is the Mark9 SSL fuel cell, which is a derivative of our automotive fuel cell technology. The Mark9 SSL fuel cell is applicable to higher power applications where at least 10 kW of power is required. For smaller applications, our Mark1020 ACS fuel cell may be used.

     In order to support market growth, we will be aggressively pursuing cost reduction of our Mark9 SSL fuel cell. In 2007 we will reduce the cost of this fuel cell by over 25%. In 2008, we will continue to work on a low cost membrane electrode assembly (“MEA”) that will be integrated into the Mark9 SSL fuel cell for sales starting in mid-2009. This new MEA will lower our product costs substantially.

     Over the next 3 to 5 years, we intend to build the materials handling market by:

(a)	expanding our customer base by working with additional system integrators;

(b)	working directly with forklift OEMs on the integration of our fuel cells directly into forklift trucks;

(c)	expanding into additional geographical markets such as Europe and Asia;

(d)	working with our customers, industrial gas companies and others to accelerate the adoption by end-users by completing full facility conversions;

(e)	working closely with our system integrator customers to optimize the overall system for the market and minimize the price to the end-user; and

(f)	developing continuous manufacturing processes to ensure that we can increase volumes to meet the expected demand.

Backup Power

     Our primary focus is backup power for the telecommunications industry, where fuel cells offer significant advantages over the battery backup products currently being deployed. An estimated $2,000,000,000 worth of batteries are sold to the telecommunications industry annually. With increasing demand for more reliable communications networks and longer duration backup time, fuel cells offer significant operating cost savings to the end user. In some regions, regulatory pressure on telecommunications service providers for infrastructure backup time of greater than 8 hours is creating greater interest in fuel cells as a preferred backup power solution. For example, in October 2007, the U.S. Federal Communications Commission (“FCC”) mandated that, over the next 12 months, Local Exchange Carriers (“LEC”s) and Commercial Mobile Radio Service (“CMRS”) providers place a minimum of 24 hours of power backup at central offices and a minimum of 8 hours of power backup at cellular sites, remote switches, and digital loop carrier system remote terminals. This regulatory change is expected to drive demand for extended duration backup power favouring fuel cell system solutions.

     The backup power market is currently dominated by internal combustion engines (“ICE”) and batteries. We believe that fuel cells are superior to ICEs in many applications because of their ability to operate quietly, without pollution and vibration, as well as their potential for significantly higher reliability. We believe that fuel cells are superior to batteries, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

     Companies developing fuel cell systems for backup power applications include Dantherm Power A/S, Hydrogenics Corporation, IdaTech LLC, Plug Power Inc., P21 GmbH and ReliOn Inc.. Some of these systems integrators purchase, or are considering the purchase of, fuel cells from us for use in some of their power generation systems. We seek to gain a competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.

     Our primary product supporting the early commercialization of fuel cells in the backup power market is the Mark 1020 ACS fuel cell. The product was introduced as our second generation air-cooled fuel cell, designed to replace lead acid batteries in telecommunications backup power installations. Through our development efforts, we expect to reduce our product costs to make the Mark 1020 ACS fuel cell competitive with current battery costs on a capital basis. We also plan to enhance the versatility of our backup power products to accept fuels such as propane and natural gas, in addition to hydrogen.

     In 2006, we supplied a small number of Mark 1020 ACS fuel cells to potential customers for evaluation and testing purposes. We also entered into a funded U.S. Government contract to develop and demonstrate an extended duration backup power solution for the U.S. Department of Homeland Security Continuity of Operations (COOP) in collaboration with Plug Power. In 2007 we entered into a second phase of this contract (COOP2) to continue the development of the product in collaboration with Plug Power and to significantly reduce the cost of fuel cells for volume commercialization. We also entered into a 2-year supply agreement with Dantherm Air Handling A/S to supply 646 kW of Mark 1020 ACS fuel cells.

     Over the next three years, we will focus on increasing our customer base of system integrators and will encourage large telecommunications equipment OEMs to offer fuel cell backup products and market the benefits and commercial readiness of fuel cell backup power solutions to end users. In the U.S., we are pursuing the opportunity presented by the FCC regulatory change requiring a minimum of 8 hours of backup time at all CMRS sites, including traditional macro-, micro-, and pico-cellular base stations, repeater, poletop and rooftop stations, and wireless broadband base stations. Many such sites have less than 8 hours of backup time, or no backup equipment at all. In the U.S. and Europe, we will continue to promote the reliability, robustness, and value of fuel cell backup power in Professional Mobile Radio (PMR) applications used by emergency service providers (police, fire, ambulance, disaster response teams) and government communications. We also expect to expand our market to include regions, such as India, where daily extended-duration power outages create the need for high-efficiency supplemental power solutions. The power-consumption to power-generation gap in India is not expected to close for many years, so supplemental power sources such as fuel cell backup solutions are critically needed to support the continued rapid economic expansion in that region.

Residential Cogeneration

     We are working with Ebara Corporation of Japan, through our joint venture Ebara Ballard Corporation, to develop 1 kW natural gas and kerosene fuelled residential cogeneration power generators targeted at the Japanese market. The unit will supply the first kW of electricity, as well as heat for hot water, while the utility grid will satisfy the electrical demand over 1 kW. Ebara Ballard is collaborating with two of Japan’s largest energy companies, Tokyo Gas and Nippon Oil, to commercialize this product.

     Ebara Ballard has been manufacturing and delivering 1kW fuel cell cogeneration systems for residential use since 2005 under the Japanese government’s Large Scale Monitoring Program. Powered by our Mark1030 fuel cell, the system is designed to generate primary electricity requirements for homes while also providing hot water using by-product heat from the fuel cell. Use of an integrated fuel reformer allows available fuels, such as natural gas and kerosene, to be used to produce the hydrogen necessary to operate the fuel cell. The systems significantly reduce reliance on expensive grid-based electricity and have demonstrated energy savings of $600 or more per year to the homeowner. Such systems also enable homeowners to cut their primary energy consumption by 20 to 30%, and their greenhouse gas emissions by 30 to 40%, compared to conventional heat and electrical generation devices such as hot water boilers.

     With 47 million households, Ballard considers the Japanese market to be a significant commercial opportunity for cogeneration systems, with an annual addressable market of 1.8 million homes according to industry analyses. Tokyo Gas, with approximately 9 million customers, represents 44% of the natural gas market in Japan, while Nippon Oil maintains the largest share of Japan’s kerosene market at 24%, expanding to 49% when other industry partners are included. Ebara Ballard also has joint development agreements with Nippon Oil and Tokyo Gas related to fuel reforming technology.

     The Japanese government, through its national energy policy and market subsidies, actively supports commercialization of residential fuel cell cogeneration systems. Since 2005, the government has sponsored a national-scale program for the installation of fuel cell cogeneration systems, supported by annual budgets of $25,000,000 to $30,000,000. Given Japan’s focus on Kyoto Protocol targets for reduced CO2, and heavy reliance on imported petroleum energy, we believe that fuel cell cogeneration will remain a key component of Japan’s energy strategies.

     We expect the Large Scale Monitoring Program in Japan to extend through 2008, followed by transition to the early commercial phase in 2009. Our success will depend upon our ability to significantly reduce product costs and enhance system reliability. We also believe that our experience in the Japanese market will allow us to leverage cogeneration applications in other markets in the future, in particular in Europe and in other Asian countries. We are currently working with system integrators in Europe to develop cogeneration products and investigate market applicability.

SUPPORTING BUSINESS SEGMENTS

Carbon Fiber

     We develop, manufacture and sell carbon based engineered material products into a variety of markets through our Material Products Division. These products are in the form of roll goods as either woven carbon fiber textile fabrics or as carbon fiber papers. Our primary application is a carbon fiber fabric that is sold to General Motors and to Ford as a friction material applied to the torque converter of automatic transmissions. Approximately 5 million vehicles per year use this product because it improves fuel economy and smoothness of operation. We are a Tier 1 supplier with QS-9000 and TS-16949 quality certification. In 2006, we were awarded a four-year extension to our exclusive supply contract for this product, valued at more than $40,000,000. Beyond automatic transmissions, we supply a similar product to Wellman division of Hawk Corporation that in turn supplies braking system components to Caterpillar and other off road and heavy duty equipment companies. To grow and diversify this business in this market, in 2007 we signed an agreement with Sulzer Corp to develop and supply carbon coated, paper based friction material for cone synchronizers used in manual truck transmissions.

     In 1998, we first began to supply the fuel cell industry with carbon fiber textile fabric for use as a GDL in MEAs. This product is sold to a diversified customer base. In 2002, we introduced a new family of lower cost carbon fiber paper products under the AvCarb™ trademark for GDL applications. They are available in continuous rolls, and are designed to enable MEAs to be manufactured using high-speed automated assembly techniques. The first two members of this family of products are AvCarb™ P-50 and AvCarb™ P-50T, which include a Teflon® coating. Since 2002, we have added a precision carbon coating capability. We supply several of the major players in the fuel cell industry, and we use our GDLs in several of our fuel cell products. We have also received funding to develop and qualify GDLs for phosphoric acid fuel cells used in stationary power applications. Product qualification will begin in 2008.

     Variations of our friction and fuel cell products are being sold in other markets. Examples of these applications include electrodes and heat exchanger components for chemical processing, insulation for rocket engines used for satellite launch systems, raw material for composite body armour and components for high-end sporting goods.

     Our high temperature heat treatment processing capability (to 2500 degrees Celsius) allows us to produce high quality carbon fabric products. Other capabilities include continuous roll coating, continuous chemical vapour deposition, textile yarn making and weaving, component die cutting, bonding and lamination. We also have full laboratory test capability with specialized tests for friction and fuel cell applications. We perform diagnostic material failure analysis as a service to our customers.

     We also provide material supply chain management services to our customers. This started with our friction customers where we manage their subcontractor suppliers and is evolving in other markets.

Buses

     There is a significant amount of interest from government agencies at the local, regional and national levels in the U.S., Canada, Europe and Australia to reduce their carbon footprint by implementing technologies to reduce greenhouse gas emissions. Fuel cell buses provide an effective high profile platform for public demonstration of the safety and viability of fuel cell technology. We are able to provide fuel cell modules for hybrid bus applications that exceed the fuel economy of conventional diesel buses and that we believe will match the durability and reliability of diesel buses.

     The addressable market for fuel cell buses today is comprised of bus fleets for cities that are taking a leadership position in the reduction of greenhouse gas emissions. Transit buses offer several advantages over cars for the adoption of fuel cell technology. Buses rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements. Transit buses are government-subsidized, enabling the purchase of pre-commercial fleets. In addition, their design volume and drive cycle requirements are less restrictive.

     Our sixth generation HD6 fuel cell module is currently under development. The first shipment of our sixth generation HD6 fuel cell module occurred at the end of November 2007. It utilizes Mark1100 automotive fuel cells (which we continue to have rights to use under the Transaction) with balance of plant components adapted from our previous generations of fuel cell buses. We will participate in consortia to provide fuel cell hybrid buses for government subsidized pre-commercial fleets. We will work together with coach manufacturers and hybrid drive integrators to become their fuel cell module supplier of choice.

     On August 3, 2007 BC Transit announced the contract award for the supply of up to 20 fuel cell hybrid buses to be delivered in late 2009. These buses will begin revenue operation in Whistler, British Columbia just before the 2010 Winter Olympic Games. The consortium of New Flyer Industries (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (HD6 fuel cell module supplier) will build the buses.

     On November 13, 2007 the City of London, England announced the contract award for the supply of 5 fuel cell hybrid buses to be delivered in 2009. These buses will begin revenue service in London in 2010. The consortium of Wrights Bus Ltd. (coach manufacturer), ISE Corporation (hybrid drive integrator) and Ballard (HD6 fuel cell module supplier) will build the buses.

     We will continue to provide service support for our existing fifth generation P5 bus fleets operating in Hamburg, Amsterdam and Santa Clara, California.

     The products we have developed to support the bus market have application in other markets as well. There is a desire in electrified light rail transit to remove unsightly overhead power wiring. The only zero emission alternative is provided by fuel cells. Freight rail yards in busy port cities such as Los Angeles are significant sources of airborne pollutants. We are working on a project to develop a fuel cell hybrid yard-switching locomotive with zero emissions. Passenger ferries in several European cities want to provide zero emission power while they are in harbour. These opportunities can be addressed using our P5 and HD6 fuel cell modules.

AFCC

     We will enter into a technical services agreement with AFCC under which we will provide AFCC with key manufacturing, testing and other engineering services at positive margins. The areas of service selected were those in which a longer-term synergy of efforts to meet both Ballard and AFCC requirements could be met. We will manufacture, for AFCC, the fuel cells required for existing Daimler and Ford vehicle requirements and to meet the requirements of Daimler and Ford vehicle programs. We will provide manufacturing engineering services and manufacture experimental and prototype fuel cells and modules for AFCC’s research and product development requirements. We will provide AFCC with both failure analysis and fuel cell test stand maintenance. We will also deliver services in the area of engineering simulation and modeling. Our technical services agreement with AFCC will have a term of 5 years, but may be terminated by either party upon one year’s written notice.

     We will enter into an administrative services agreement with AFCC for a transition period of 5 months following the Closing Date, under which we will provide short-term finance, human resources, information technology and other administrative support at positive margins. AFCC will be entitled to extend the term of the administrative services agreement for a further 6 months, and with our consent for a further extension of 12 months.

MANUFACTURING

     Under the Transaction we have retained all of our fuel cell manufacturing facilities and capabilities. Our fuel cell manufacturing facility is located in Burnaby, British Columbia and is designed to provide the manufacturing capacity necessary to meet expected customer demand through our initial market introduction phase for our materials handling, backup power and power generation products, as well as to meet the demands of the contract manufacturing services to be provided to AFCC. We expect demand for our fuel cells to increase following the commercial introduction of fuel cell products and to require increased manufacturing capacity. We will either build that capacity or outsource some or all of our manufacturing requirements. In some circumstances, we may choose to license part or all of the manufacturing for a particular fuel cell application or customer on a royalty-bearing basis.

RESEARCH AND PRODUCT DEVELOPMENT

     Under the Transaction we have maintained our product development capability with respect to non-automotive fuel cell markets, and will now benefit from a sharper management focus on these products. From a research perspective, we have maintained our access to IPR developed by Daimler, Ford and AFCC for use by us in non-automotive markets while AFCC has access to our IPR for use in the automotive market. Ballard and AFCC may collaborate on joint research and development projects of mutual interest. Generally, Ballard will continue to conduct research in the area of improving the cost, durability and fundamental understanding of the MEA and its sub-components. In addition, new focus will be placed on the capability of MEAs operating on reformate fuels reflecting customer needs in the non-automotive markets. Automotive centric research activities such as freeze-start capability and very long-term technology paths such as platinum free catalysts will no longer be directly conducted by Ballard.

FACILITIES

     Under the Transaction we have retained all of our facilities. We have sublet an area totalling 31,000 square feet (2,880 square meters) composed of office space in our leased manufacturing facility in Burnaby, British Columbia. This space is occupied by two sub-tenants. The remaining 17,000 square feet (1,580 square meters) of office space, as well as the manufacturing facility (64,000 square feet/5,948 square meters), will be retained for our use. AFCC will lease approximately 40,000 square feet (3,716 square meters), comprised of office and laboratory space, in our owned facility in Burnaby, British Columbia.

INTELLECTUAL PROPERTY

     As noted above, under the Transaction we are transferring to Daimler and Ford our Automotive IPR, which represents approximately 20% of our patent portfolio. As a result, after completion of this part of the Transaction, our intellectual property holdings will be approximately as follows: 160 U.S. granted patents, 200 non-U.S. granted patents, 50 U.S. published patent applications and 230 published non-U.S. patent applications. Then we are transferring approximately 485 patents and patent applications to IP Holdings, a holding company established for the purpose of protecting Daimler’s and Ford’s license rights granted as part of the Transaction. Ballard also holds exclusive and non-exclusive license rights to additional intellectual property from a number of third parties, including licenses to approximately 1000 patents and patent applications included in the Transaction. Our patents will expire between 2009 and 2027.

     We also have royalty-free access to all of the IPR held by NuCellSys as well as royalty-free access to all of the IPR relating to fuel cells developed while we are a shareholder of AFCC by Daimler, Ford and their subsidiaries.

COMPETITION

     Due to the wide range of possible applications for fuel cells and the significant size of potential markets, the number of companies developing and marketing fuel cells and related components has grown over the past several years. Industry growth increases public awareness of the benefits of fuel cells, helps increase government support of fuel cell commercialization, and builds a supply base for fuel cell components and enabling technologies.

     Competition for our products comes from existing power technologies, improvements to existing technologies and new alternative technologies. Each of our target markets is currently served by manufacturers that offer proven and widely accepted technologies, and have established customers and suppliers. In each of our target markets, there are also competitors developing alternative power technologies.

     A number of companies, national laboratories and universities in North America, Europe and Asia are developing proton exchange membrane fuel cells and fuel cell systems. such as Altergy Systems, Ceres Power Limited, Distributed Energy Systems Corporation, Fuji Electric, Hydrogenics Corporation, IdaTech LLC, ITM Power Ltd., Kion Group GmbH, Matsushita Electric Works Ltd., Mitsubishi Canada Ltd., Mitsubishi Electric Industrial Company, Mitsubishi Heavy Industries, Motorola Inc. Energy Systems Group, Nuvera Fuel Cells Inc, Plug Power Inc., ReliOn Inc., Sanyo, Siemens AG, Toshiba Corporation, Toyota Industries Corporation and UTC Fuel Cells LLC. Companies with programs for fuel cells other than proton exchange membrane fuel cells include Acumentrics Corporation, FuelCell Energy, Fuji Electric, General Electric Power Systems Inc., Hitachi Corporation, Kyocera Corporation, Mitsubishi Materials Corporation, NEC, Siemens AG, Westinghouse, Toshiba and UTC Fuel Cells. Some of the companies that develop or plan to develop MEAs, or MEA components, include 3M Canada, 3M Innovative Properties, BASF AG, Dow Chemical Company, E.E. DuPont de Nemours Company, Ion Power Inc., Johnson Matthey, Polyfuel Inc., Tanaka Kikinzoku Kogyo KK, Umicore AG and W.L. Gore & Associates.

HUMAN RESOURCES

     Following the closing of the Transaction we will have approximately 480 employees in Canada and the U.S., representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, business development, finance, human resources, legal, intellectual property, information technology and business management. Our employees are not represented by any labour union. Each of our employees must agree to confidentiality provisions as part of the terms of his or her employment and certain employees have also executed non-competition agreements with us.

LIQUIDITY AND CAPITAL RESOURCES

     As at September 30, 2007, we had cash, cash equivalents and short-term investments totalling $161,400,000. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our success in developing new relationships with customers, the timing of our customers’ product introductions and their impact on our sales, our working capital requirements, foreign exchange fluctuations and the results of our development and demonstration programs. We expect our funding requirements to be met through our cash resources, product and engineering service revenues, licensing revenues, government funding of research and development projects, and additional equity contributions from public markets or strategic investors which may be required depending on the impact on cash requirements from the various factors described above.

     As a result of the Transaction we expect to reduce our operating cash consumption by approximately $15,000,000 per year. The Transaction also has the effect of reducing the quantum of any future financing requirements. In addition, the Share Purchase Agreement produces additional financing flexibility and is structured in such a way that it could be monetised before maturity.

     We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities into 2010, excluding any proceeds that could be derived from the monetization of our rights under the Share Purchase Agreement.

EXECUTIVE MANAGEMENT TEAM

     After the Transaction, our executive management team will consist of six members. The following table sets out the name and municipality of residence of each executive officer following the Transaction, the offices to be held by each of our executive officers and each officer’s principal occupations during the last 5 years.

Name and Municipality
of Residence	Position	Principal Occupation
John Sheridan	President and Chief Executive Officer	Executive of Ballard. Formerly
Vancouver, B.C.		President and Chief Operating Officer
of Bell Canada (2000-2003)

Bill Foulds	President Ballard Material Products,	Executive of Ballard.
North Andover, MA	Vice President Ballard Power Systems
Inc.

Christopher Guzy	Vice President and Chief Technical	Executive of Ballard. Formerly,
West Vancouver, B.C.	Officer	General Manager of GE Healthcare’s
product development and supply chain
operations in Hungary (2001-2005).

Glenn Kumoi	Vice President, General Counsel and	Executive of Ballard (2007 – present),
West Vancouver, B.C.	Corporate Secretary	Associate Counsel Davis LLP (2006-
2007), Acting VP EMEA MDSI
(2006), Chief Administrative Officer
MDSI (2004-2005), Chief Legal
Officer MDSI (2002-2004).

Noordin Nanji	Vice President and Chief Customer	Executive of Ballard.
West Vancouver, B.C.	Officer

David Smith	Vice President and Chief Financial	Executive of Ballard.
West Vancouver, B.C.	Officer

SHARE CAPITAL

     As part of the Transaction, Daimler and Ford will be transferring to us 34,261,298 million Shares, representing all of the Shares they own, or approximately 30% of the outstanding Shares, which we will thereafter cancel. After the Transaction, our issued share capital will consist of approximately 80,693,887 Shares based on the number of our outstanding Shares at the Record Date. In addition, as at December 10, 2007, we had outstanding options to purchase 5,719,612 Shares, of which approximately 14,750 were in-the-money at that date. The amendment to our articles will have the effect of cancelling the special rights attached to the Class A share and the Class B share, through which Daimler and Ford were previously able to appoint nominees to the Board and had special approval rights.

     The holders of our Shares are entitled to one vote for each Share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our Board out of funds legally available therefore and to receive our remaining property, after satisfaction of all outstanding liabilities, on liquidation, winding-up or dissolution.

PRO-FORMA FINANCIAL INFORMATION

OVERVIEW

     The following unaudited pro forma consolidated financial statements have been prepared on the basis of assumptions described in the notes thereto. The unaudited pro forma consolidated balance sheet was prepared as at September 30, 2007 as if the Transaction had occurred on September 30, 2007, and the unaudited pro forma consolidated statements of operations were prepared for the year ended December 31, 2006 and the nine months ended September 30, 2007 as if the Transaction had occurred as of January 1, 2006. As described in note 1, these pro forma consolidated financial statements have been prepared on the basis of accounting principles in effect at the date of announcement of the Transaction. These statements are not necessarily indicative of what the financial position or results of operations would have been had the Transaction occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. In addition, they do not reflect any cost savings or other synergies that may result from the Transaction.

     The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and related notes which are incorporated by reference into this Information Circular.

BALLARD POWER SYSTEMS INC.

PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)

As at September 30, 2007
(In thousands of U.S. dollars)

	Ballard Power	Pro Forma		Pro Forma
	Systems Inc.	Adjustments		Consolidated
	(note 2)
Assets
Current assets:
Cash and cash equivalents	$18,020	$(2,000)	(a)	$16,020
Short-term investments	143,407	(58,000)	(b)	85,407
Accounts receivable	15,903	—		15,903
Inventories	14,256	(120)	(a)	14,136
Prepaid expenses and other current assets	1,899	—		1,899
	193,485	(60,120)		133,365
Property, plant and equipment	44,783	(2,258)	(a)	42,525
Intangible assets	17,484	(10,357)	(b)	7,127
Goodwill	51,911	(3,805)	(a)	48,106
Investments	3,678	3,125	(a,d)	4,300
		(2,503)	(b,d)
Other long-term assets	167	(167)	(b)	4,323
		4,323	(b)
	$311,508	$(71,762)		$239,746

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,838	$3,833	(b)	$22,671
Deferred revenue	144	—		144
Accrued warranty liabilities	5,905	(5,058)	(a)	847
	24,887	(1,225)		23,662
Long-term liabilities	16,670	—		16,670
	41,557	(1,225)		40,332
Shareholders’ equity:
Share capital	1,172,297	(350,495)	(c)	821,802
Contributed surplus	70,685	176,595	(c)	247,280
Accumulated deficit	(972,795)	103,363	(b)	(869,432)
Cumulative translation adjustment	(236)	—		(236)
	269,951	(70,537)		199,414
	$311,508	$(71,762)		$239,746

BALLARD POWER SYSTEMS INC.

     PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

For the nine months ended September 30, 2007
(In thousands of U.S. dollars, except per share amounts and number of shares)

	Ballard Power	Pro Forma		Pro Forma
	Systems Inc.	Adjustments		Consolidated
	(note 2)
Product and service revenues	$32,761	$—		$32,761
Engineering development revenue	12,706	(7,421)	(e)	5,285
Total revenues	45,467	(7,421)		38,046

Cost of revenues and expenses:
Cost of product and service revenues	18,622	—		18,622
Research and product development	43,011	(12,055)	(e)	30,956
General and administrative	11,164	—		11,164
Marketing and business development	5,918	—		5,918
Depreciation and amortization	11,137	(2,781)	(f)	8,356
Total cost of revenues and expenses	89,852	(14,836)		75,016

Loss before undernoted	(44,385)	7,415		(36,970)
Investment and other income	14,305	—		14,305
Loss on disposal and write-down of
long-lived assets	(4,583)	—		(4,583)
Equity in loss of associated companies	(6,308)	—		(6,308)
Loss before income taxes	(40,971)	7,415		(33,556)
Income taxes	(53)	—		(53)
Loss from continuing operations for period	$(40,918)	$7,415		$(33,503)
Basic and diluted loss per share from
continuing operations	$(0.36)			$(0.42)
Weighted average number of common
shares outstanding (note 3)	114,519,189			80,257,891

See accompanying notes to the unaudited pro forma consolidated financial statements.

BALLARD POWER SYSTEMS INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

For the year ended December 31, 2006
(In thousands of U.S. dollars, except per share amounts and number of shares)

	Ballard Power	Pro Forma		Pro Forma
	Systems Inc.	Adjustments		Consolidated
	(note 2)
Product and service revenues	$36,535	$—		$36,535
Engineering development revenue	13,288	(7,316)	(e)	5,972
Total revenues	49,823	(7,316)		42,507

Cost of revenues and expenses:
Cost of product and service revenues	21,206	—		21,206
Research and product development	52,274	(17,956)	(e)	34,318
General and administrative	13,262	—		13,262
Marketing and business development	7,226	—		7,226
Depreciation and amortization	16,391	(3,710)	(f)	12,681
Total cost of revenues and expenses	110,359	(21,666)		88,693

Loss before undernoted	(60,536)	14,350		(46,186)
Investment and other income	9,932	—		9,932
Loss on disposal and write-down of
long-lived assets	(778)	—		(778)
Equity in loss of associated companies	(7,029)	—		(7,029)
Loss before income taxes	(58,411)	14,350		(44,061)
Income taxes	(1,417)	—		(1,417)
Loss from continuing operations for the year	$(56,994)	$14,350		$(42,644)
Basic and diluted loss per share from
continuing operations	$(0.50)			$(0.54)
Weighted average number of common
shares outstanding (note 3)	113,390,728			79,129,430

See accompanying notes to the unaudited pro forma consolidated financial statements.

BALLARD POWER SYSTEMS INC.

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in U.S. dollars)
(Unaudited – see Compilation Report)

1. BASIS OF PRESENTATION:

     The unaudited pro forma consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in effect as at September 30, 2007, and include:

  an unaudited pro forma consolidated balance sheet as at September 30, 2007 prepared from the unaudited consolidated balance sheet of Ballard as at September 30, 2007, which reflects the Transaction (as defined below) as if it had occurred on September 30, 2007;

  an unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2007 prepared from the unaudited consolidated statement of operations of Ballard for the nine months ended September 30, 2007, which reflects the Transaction as if it occurred on January 1, 2006; and

  an unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 prepared from the audited consolidated statement of operations of Ballard for the year ended December 31, 2006, which reflects the Transaction as if it occurred on January 1, 2006.

     These pro forma consolidated statements of operations do not include any nonrecurring charges or credits resulting from the Transaction described in note 2.

     The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Ballard. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

     The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Transaction had occurred on the dates noted above. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Transaction.

2. PRO FORMA TRANSACTIONS AND ASSUMPTIONS:

     On November 7, 2007 we entered into the Restructuring Agreement with Daimler and Ford which provides for the transfer of certain automotive fuel cell assets to Daimler, Ford and a newly created private company, AFCC. AFCC, which will be controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the Transaction:

  We will transfer to AFCC our automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $2,000,000 in cash, all automotive fuel cell development contracts between Ballard, Daimler and Ford and approximately 113 personnel. In exchange, AFCC will assume Ballard’s automotive fuel cell warranty liabilities and issue to Ballard a 100% equity interest in AFCC.

  We will then transfer to Daimler and Ford 80.1% of the outstanding shares of AFCC, ownership of Ballard’s automotive patents, a royalty-free, sub-licensable license to the remaining Ballard intellectual property for use in Automotive Propulsion Applications, and $58,000,000 in cash. In exchange, Daimler and Ford will return to us an aggregate of 34,261,298 of our common shares, one of our Class A shares and one of our Class B shares, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. We have valued these shares at $173,900,000, or $5.08 per share, after consideration of the average quoted market price of our common shares around the announcement date and the formal valuation report prepared by TD Securities Inc. These shares will then be cancelled.

  Ballard will maintain a 19.9% interest in AFCC. This 19.9% interest will be subject to a Share Purchase Agreement under which Ford, either at our option or Ford’s election, will purchase our interest in AFCC at any time after the fifth anniversary of the Closing date for $65,000,000 plus interest accruing at LIBOR

BALLARD POWER SYSTEMS INC.

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in U.S. dollars)
(Unaudited – see Compilation Report)

2. PRO FORMA TRANSACTIONS AND ASSUMPTIONS (cont’d):

rates. The purchase may take place earlier than the fifth anniversary date if certain other events occur. While we remain a shareholder of AFCC, we will have no obligation to fund any of AFCC’s operating expenses. Our investment in AFCC will be carried at cost.
  Ballard and AFCC will be entering into a number of service agreements under which Ballard will provide AFCC with contract manufacturing services and with testing, engineering and administrative support services on a time and materials basis, at a positive margin. In addition, Ballard will be leasing to AFCC, on a cost-recovery basis, some of our facilities. As the revenues from these service agreements are not completely known, we have not made any adjustment to these pro forma financial statements to account for the expected positive impacts of these service agreements. However, the costs related to providing these services are included in the pro forma financial statements.

     The Transaction has been approved by the Board of Directors of Ballard and has received the necessary corporate approvals from Daimler and Ford. However, completion of the Transaction remains subject to receipt of the approval of Ballard’s shareholders and the receipt of all required regulatory approvals.

     It is anticipated that Ballard will record an estimated gain of $100,000,000 in January 2008 on the closing of the Transaction. The estimated gain is subject to change due to a number of variables, including changes in Ballard’s net investment in its automotive fuel cell assets to the date of closing and the determination of final closing costs and purchase price adjustments.

     Pro forma adjustments relating to the Transaction are as follows:

(a)	Ballard will transfer certain assets and liabilities to AFCC in return for AFCC shares. On closing of the Transaction, Ballard will own 19.9% of AFCC and will account for AFCC at cost, ceasing to consolidate the results of AFCC. The specific automotive fuel cell assets and liabilities to be transferred to AFCC based on their carrying values at September 30, 2007 include:

Cash and cash equivalents	$2,000,000
Inventories	120,000
Property, plant and equipment	2,258,000
Goodwill	3,805,000
$8,183,000
Accrued warranty liabilities	(5,058,000)
Net investment in 100% of AFCC	$3,125,000

(b)	The net proceeds on disposal at September 30, 2007 of our 80.1% interest in AFCC and automotive fuel cell intellectual property to Daimler and Ford is estimated at $116,223,000. The estimated net proceeds includes the return to Ballard of 34.3 million of its common shares that are currently held by Daimler and Ford, valued, at $173,900,000, and the fair value of the Share Purchase Agreement under which Ford will purchase our 19.9% interest in AFCC, valued at $4,323,000 (detailed below); less the payment of cash of $58,000,000 to Daimler and Ford and the payment of estimated closing costs of $4,000,000. Closing costs of $167,000 have been incurred to September 30, 2007 and therefore an additional $3,833,000 has been accrued in accounts payable and accrued liabilities. Based on the above information, the estimated gain on the Transaction, assuming the Transaction was completed as at September 30, 2007, is as follows:

BALLARD POWER SYSTEMS INC.

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in U.S. dollars)
(Unaudited – see Compilation Report)

2. PRO FORMA TRANSACTIONS AND ASSUMPTIONS (cont’d):

Proceeds on disposal	$173,900,000
Fair value of Share Purchase Agreement (detailed below)	4,323,000
Cash transferred to Daimler and Ford	(58,000,000)
Disposal costs	(4,000,000)
Net proceeds	$116,223,000
Net book value of IP transferred to Daimler and Ford	(10,357,000)
Net book value of 80.1% investment in AFCC	(2,503,000)
Net gain on disposal at September 30, 2007	$103,363,000

In accordance with Canadian GAAP, the Share Purchase Agreement is considered a derivative and is measured at fair value on the closing of the Transaction. In determining the estimated $4,323,000 fair value of the Share Purchase Agreement as of September 30, 2007, we compared the estimated present value of the $65,000,000 Share Purchase Agreement settlement value plus LIBOR interest for five years to the underlying value of the assets and liabilities of 19.9% of AFCC on closing.

Estimated settlement of Share Purchase Agreement in five years
(with LIBOR interest for five years)	$81,900,000
Discounted present value of Share Purchase Agreement settlement	$48,600,000
Fair value of 19.9% interest in AFCC on closing	(44,277,000)
Fair value of Share Purchase Agreement on closing	$4,323,000

(c)	We have valued the Ballard shares to be returned and cancelled as part of the purchase price at $5.08 per common share. The cancelled shares reduce share capital at the weighted average historical share price of $10.23 for a total of $350,495,000. The difference between the value of the shares received in the Transaction of $173,900,000 and their historical cost of $350,495,000, results in a $176,595,000 increase in contributed surplus.

(d)	As a result of the Transaction, Ballard will have a 19.9% ownership interest in AFCC on closing, which will be carried at cost. At September 30, 2007 the net book value of this 19.9% investment equals $622,000, representing the initial 100% cost of this investment of $3,125,000 less the net book value of 80.1%, or $2,503,000, sold to Daimler and Ford.

(e)	As a result of the Transaction, Ballard will no longer be involved in the research and development of automotive fuel cells. Engineering development revenues of $7,421,000, and research and product development expenses of $12,055,000, are adjusted for the nine months ended September 30, 2007. Engineering development revenues of $7,316,000, and research and product development expenses of $17,956,000, are adjusted for the year ended December 31, 2006.

As a result of the Transaction, Ballard retains the right to pursue opportunities for fuel cells in bus applications and retains all of our manufacturing facilities and capabilities. Therefore, no adjustments have been made for these activities in the pro forma financial statements.

(f)	With the sale of certain property, plant and equipment and intangible assets as part of the Transaction, depreciation and amortization expense of $2,781,000 for the nine months ended September 30, 2007 and $3,710,000 for the year ended December 31, 2006 has been adjusted in the pro forma financial statements.

BALLARD POWER SYSTEMS INC.

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Expressed in U.S. dollars)
(Unaudited – see Compilation Report)

3. BASIS OF CALCULATION FOR LOSS PER SHARE:

     Pro forma loss per share is calculated based upon the weighted average number of Ballard common shares that would have been outstanding, assuming that any shares returned under the Transaction were cancelled at the beginning of the year. There are no dilutive factors for any of the periods presented. The weighted average number of common shares used in the calculation of pro forma loss per share is as follows:

	September 30, 2007	December 31, 2006
Weighted average number of shares outstanding
of Ballard	114,519,189	113,390,728
Shares cancelled on the disposition of certain
automotive fuel cell assets	(34,261,298)	(34,261,298)
	80,257,891	79,129,430

RISK FACTORS RELATING TO THE TRANSACTION

     The Transaction is subject to a number of risks that you should consider carefully in determining whether to vote in favour of the Resolutions. In addition to the risks described below relating to the Transaction, you should read and consider the risks relating to our business, which are set forth in our annual information form, which is incorporated by reference. The risks described in our annual information form, including the risks relating to our ability to achieve commercialization of our products, our dependence on OEMs, system integrators and third party suppliers, our need for the development of a fuel infrastructure and our exposure to changes in environmental policies, will continue to apply to us after the Transaction, and some of these risks may increase. If any of the risks relating to the Transaction or our business were to materialize, our financial condition, results of operations and prospects would likely be adversely affected.

The Transaction may not generate the benefits we expect.

The Transaction may adversely affect our ability to raise additional funding. Financial markets may react negatively to our move away from automotive fuel cell research and development. If we are unable to raise additional capital when required, there may be an adverse impact on our ability to complete the development and commercialization of our fuel cells, or to do so on a timely basis to meet market requirements for fuel cells.

The Transaction may not reduce cash burn sufficiently.

While we expect that the Transaction will reduce our cash burn by $15,000,000 annually, we expect our other costs to increase due to our increased focus and investment on Non-Automotive Applications.

Completion of the Transaction may encourage certain parties to acquire control of us.

Shares transferred to us pursuant to the Transaction will be cancelled with the result that our issued and outstanding Shares will be reduced by 34.3 million Shares. The combined effect of the decline in our outstanding Shares and Daimler and Ford ceasing to be shareholders may encourage others to attempt to acquire control of us. Such an acquisition of control may not be in the interests of our shareholders.

The Transaction is subject to regulatory requirements that could delay or prevent the Transaction.

A delay in obtaining regulatory approvals, or the imposition of unfavourable terms or conditions for such approvals, could prevent us from completing the Transaction or increase our costs associated with the Transaction. Any significant delay in obtaining the required regulatory approvals, or a failure to obtain such approvals, could result in the loss of the Transaction.

VOTING INFORMATION

WHO CAN VOTE

     Registered holders of Shares at 5:00 p.m. (local time in Vancouver) on Monday, December 10, 2007 can vote at the Meeting. Each Share has the right to one vote. In accordance with the provisions of the Canada Business Corporations Act (Canada) (the “CBCA”), we have prepared a list of registered shareholders as at 5:00 p.m. (local time in Vancouver) on Monday, December 10, 2007. Each registered shareholder named in the list will be entitled to vote at the Meeting the Shares shown opposite the shareholder’s name on such list.

     As of Monday, December 10, 2007 114,955,185 Shares are outstanding. To the knowledge of our directors and officers, as of Monday, December 10, 2007, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to our outstanding Shares other than:

  Daimler, which currently owns 21,392,598 Shares, representing approximately 18.6% of our outstanding Shares, and

  Ford, which currently owns 12,868,700 Shares, representing approximately 11.2% of our outstanding Shares.

     As at 5:00 p.m. (local time in Vancouver) on Monday, December 10, 2007, the number of Shares owned by, or over which control or direction is exercised by, each director and senior officer, and to our knowledge, by each associate of a director or senior officer, is as follows:

Directors	Shares	Officers	Shares
Ian Bourne	1,824	Christopher Guzy	11,002
Ed Kilroy	2,424	Glenn Kumoi	—
Dr. Chong Sup Park	4,354	Noordin Nanji	95,369
Gerri Sinclair	176	John Sheridan	58,213
David J. Smith	1,358	David Smith	3,842
David Sutcliffe	3,600	Peter Stickler	23,323
Mark Suwyn	1,130
Douglas Whitehead	4,383

HOW YOU CAN VOTE

     If you are a registered shareholder, you may vote your Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the form of proxy and following the delivery instructions contained in the form of proxy and this Information Circular. The giving of a proxy will not affect your right to attend and vote in person at the Meeting.

     Only registered shareholders, or the persons they appoint as their proxy holders, are customarily permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by non-registered holders are registered either (a) in the name of an intermediary that the non-registered holder deals with in respect of the Shares (the “Intermediary”), or (b) in the name of a depository in whose name Shares beneficially owned by a shareholder are registered (“Depository”), such as The Canadian Depository for Securities Limited (“CDS”), in which the Intermediary is a participant.

     In accordance with the requirements of Canadian securities laws, we have distributed copies of the Notice of Meeting, the Information Circular and the proxy (collectively, the “Meeting Materials”) to Intermediaries and Depositaries for onward distribution to non-registered holders.

     Intermediaries are required to forward Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the non-registered holder but which is otherwise uncompleted. This proxy need not be signed by the non-registered holder; or

(b)	more typically, be given a voting instruction form that must be completed and signed by the non-registered holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone and internet with the use of a control number provided on the voting instruction form).

     The purpose of these procedures is to permit non-registered holders to direct the voting of the Shares they beneficially own. Should a non-registered holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered holder), the non-registered holder should strike out the names of the persons named in the proxy received from the Intermediary and insert the name of the non-registered holder (or such other person voting on behalf of the non-registered holder) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, non-registered holders should carefully follow the instructions of their Intermediaries, including instructions regarding when and where the proxy (or voting instruction form) is to be delivered.

     In either case, please ensure that you deliver your proxy in the manner described in this Information Circular or as instructed by your Intermediary. If you are a non-registered holder and do not follow these special procedures and attend the Meeting, you will not be entitled to vote at the Meeting.

SOLICITATION OF PROXIES

     The information contained in this Information Circular is furnished in connection with the solicitation of proxies by or on behalf of management for use at the Meeting or any adjournment or postponement thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. We pay all costs of soliciting proxies. We have appointed D. F. King & Co., Inc. to assist us with the solicitation of proxies at a fee of $ 50,000 plus out-of-pocket expenses.

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the accompanying form of proxy are our Chair of the Board (the “Chair”) and our President & Chief Executive Officer. You may also appoint some other person (who need not be a shareholder of Ballard) to represent you at the Meeting either by inserting such other person’s name in the blank space provided in the form of proxy or by completing another suitable form of proxy. A proxy will not be valid unless the completed form of proxy is delivered to Computershare Investor Services Inc. (“Computershare”), Proxy Department, by mail or by hand at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. on January 23, 2008.

     You can revoke your proxy by:

  providing a written notice of revocation to Computershare before 10:00 a.m. on January 23, 2008,

  providing a written notice of revocation to us before 10:00 a.m. on January 23, 2008, at our registered office, which is located at the offices of Stikeman Elliott LLP, 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 Canada,

  advising the Chair of the Meeting that you are voting in person at the Meeting or any adjournment or postponement thereof, or any other manner provided by law.

     Your revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

     A non-registered holder may revoke a proxy or voting instruction form which has been given to an Intermediary by written notice to the Intermediary. In order to ensure that an Intermediary acts upon a revocation of proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting or any adjournment or postponement thereof.

VOTING AND EXERCISE OF DISCRETION BY PROXY HOLDERS

     The Shares represented by all properly executed proxies, not previously revoked, will be voted or withheld from voting at the Meeting, in accordance with the instructions contained in the proxy, on any ballot that may be called for. If a shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. Forms of proxy containing no instructions regarding the matters specified therein will be voted in favour of all matters.

     The nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

  each matter or group of matters identified in the proxy where you do not specify how you want to vote,

  any amendment to or variation of any matter identified in the proxy, and any other matter that properly comes before the Meeting.

     As of the date of this Information Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee named in the proxy intends to vote in accordance with the nominee’s best judgment.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     To the best of the knowledge of management, no informed person or person who has been a director or executive officer of Ballard since January 1, 2007 (or any associate or affiliate of such persons) had any interest in any material transaction to be considered at the Meeting, except as disclosed in this Information Circular.

ADDITIONAL INFORMATION

     Additional information relating to us is included in our annual report for the year ended December 31, 2006, which includes our audited financial statements for the years ended December 31, 2006 and 2005 and the accompanying auditors report. Copies of the annual report and the relevant portion of any documents incorporated by reference in the annual report, copies of our most current annual information form and interim financial statements, as well as additional copies of this Information Circular, may be obtained upon request from our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8 Canada. Financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2006.

BY ORDER OF THE BOARD

GLENN KUMOI
Vice President, General Counsel and
Corporate Secretary

Dated: December 13, 2007

CONSENT OF TD SECURITIES INC.

     We refer to the valuation dated November 7, 2007 (the “Valuation”) and the fairness opinion dated November 7, 2007 (the “Fairness Opinion”), which we prepared for the Special Committee of the Board of Ballard Power Systems Inc. for the Transaction (as defined in Ballard Power Systems Inc.’s Information Circular dated December 13, 2007). We consent to the filing of the Valuation and the Fairness Opinion with the securities commissions (and other applicable securities regulatory authorities) in each of the Provinces of Canada and the inclusion of the Valuation and the Fairness Opinion, and all references thereto, in this Information Circular. In providing such consent, we do not intend that any person other than the Board of Ballard Power Systems Inc. and the Special Committee thereof rely upon the Valuation or the Fairness Opinion.

Dated: December 13, 2007

APPENDIX A

GLOSSARY OF TERMS

     Unless the context otherwise requires, when used in this Information Circular the following terms have the meanings set forth below, words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Unless otherwise indicated, these defined terms are not used in the appendices included herein.

     “AFCC” means AFCC Automotive Fuel Cell Cooperation Corp. a corporation existing under the laws of British Columbia, Canada.

     “AFCC Assets” means the 70.1% of the Transferred Automotive R&D Assets and the $58,000,000 cash being transferred to Daimler and Ford under the Transaction.

     “AFCC Shareholders Agreement” means the unanimous shareholders’ agreement to be entered into by Ballard, Daimler, Ford and AFCC;

     “AGV” means automated guided vehicle.

     “Articles of Amendment” means an amendment to the articles of Ballard cancelling the special rights and restrictions attached to the Class A share and the Class B share, through which Daimler and Ford are entitled to appoint nominees to the Board, and as set out in Appendix D.

     “Automobile” means a car, Bus, van or truck.

     “Automotive IPR” means the IPR principally used for Automotive Propulsion Applications.

     “Automotive Fuel Cell System” means a fuel cell system which, together with a fuel cell, takes fuel and delivers electricity for Automotive Propulsion Applications.

     “Automotive Propulsion Application” means a propulsion system in an Automobile which incorporates a fuel cell as the sole or partial source of propulsion power, including a hybrid propulsion system combining both a fuel cell and either or both of another source of propulsion power and an electrical storage unit.

     “Auxiliary Power Unit Application” means any system in an Automobile which incorporates a fuel cell but which does not provide propulsion power or power to charge the electrical storage unit of an Automotive Propulsion Application, provided that a system in an Automobile which incorporates a fuel cell is not an Automotive Propulsion Application solely as a result of that system receiving power from an electrical storage unit of an Automotive Propulsion Application.

     “Ballard” means Ballard Power Systems Inc., a corporation existing under the laws of Canada.

     “Ballard AFCC Shares” means the 19.9% of the outstanding shares of AFCC to be held by Ballard and purchased by Ford under the Share Purchase Agreement.

     “Ballard Non-Automotive” means the business of Ballard excluding the Transferred Automotive R&D Assets.

     “Board” means Ballard’s board of directors.

     “Bus” means a Large Bus or a Shuttle Bus.

     “CBCA” means the Canada Business Corporations Act (Canada), as it may be amended from time to time.

     “CDS” means The Canadian Depository for Securities Limited.

     “Class A share” means the Class A common share in the capital of Ballard that is held by DBF for the benefit of Daimler.

     “Class B share” means the Class B common share in the capital of Ballard that is held by DBF for the benefit of Ford.

     “Closing Date” means the date on which the Transaction is completed, which is expected to occur on January 31, 2008.

     “CMRS” means Commercial Mobile Radio Service.

APPENDIX A

GLOSSARY OF TERMS

     “Commission” means the European Commission.

     “Computershare” means Computershare Investor Services Inc. which acts as transfer agent to Ballard.

     “Consideration” means the approximately 29.9% interest in Ballard Non-Automotive collectively owned by Daimler and Ford, together with the Ballard AFCC Shares.

     “Daimler” means Daimler AG, a corporation existing under the laws of Germany.

     “DBF” means DBF Pref Shareholdings Inc. a corporation existing under the laws of Canada.

     “Depository” means a depository such as CDS, in whose name Shares beneficially owned by a holder are registered.

     “Fairness Opinion” means the opinion dated November 7, 2007 prepared by TD Securities as to the fairness to our shareholders other than Daimler and Ford, from a financial point of view, of the consideration to be received by Ballard under the Transaction, a copy of which is attached as Appendix E.

     “FCC” means Federal Communications Commission.

     “FCO” means the German Federal Cartel Office.

     “Ford” means Ford Motor Company, a corporation existing under the laws of Delaware.

     “Fourth Alliance Agreement” means the Amended and Restated Fourth Alliance Agreement between Ballard, Daimler, Ford and DBF dated February 15, 2007.

     “fuel cell” means an electromechanical device which, without combustion, converts the chemical energy of a fuel, usually hydrogen or a hydrogen containing mixture, and oxygen, usually from the air, directly into electricity.

     “fuel cell system” means the components assembled or designed for assembly around a fuel cell.

     “Fundamental IPR” means IPR fundamental to both Automotive Propulsion Applications and Non-Automotive Applications.

     “GAAP” means Canadian generally accepted accounting principles.

     “GDL” means gas diffusion layers for fuel cells.

     “Governmental Authority” means:

(i)	any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(ii)	any subdivision, agent, commission, board or authority of any of the foregoing; or

(iii)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including NASDAQ and the TSX.

     “GSE” means ground support equipment.

     “ICE” means internal combustion engine.

     “Incorporated Documents” means those publicly filed documents of Ballard that are incorporated by reference in and form an integral part of this Information Circular.

     “Information Circular” means the Notice of Meeting and this information circular for the Meeting.

      “Interested Parties” means Ballard, Daimler, Ford or any of their respective associates or affiliates.

APPENDIX A

GLOSSARY OF TERMS

     “Intermediary” means an intermediary in whose name Shares beneficially owned by a holder are registered, such as, among others, banks, trust companies, securities dealers and brokers and trustees or administrators or self administered RRSPs, RRIFs, RESPs and similar plans.

     “IP Holdings” means BDF IP Holdings Ltd. a corporation to be incorporated under the laws of Canada.

     “IPR” means a person’s rights to all inventions, designs, trade secrets, ideas, work, technology, innovations, creations, concepts, moral rights, development drawings, research, analysis, experiments, copyrights, data, formulas, methods, procedures, processes, systems and techniques for which a registration or record as a patent, industrial design or similar proprietary right has been obtained or applied for, but does not include trademarks or trade names.

     “Large Bus” means a passenger-carrying vehicle:

          (i) 10 meters in length or greater;

          (ii) 7.5 tons GVWR or greater; and

          (iii) having total system power of 100kw or greater.

     “LEC” means Local Exchange Carriers

     “LIBOR” means the London interbank offered rate.

     “MEA” means membrane electrode assembly.

     “Meeting” means the special meeting of the shareholders of Ballard to be held on January 25, 2008 at Vancouver, British Columbia and any adjournment thereof.

     “Meeting Materials” means, collectively, the Information Circular and the form of proxy.

     “NASDAQ” means the NASDAQ stock market.

     “Non-Automotive Application” means any Auxiliary Power Unit Application and every other application, other than an Automotive Propulsion Application.

     “Non-Automotive IPR” means IPR used in Non-Automotive Applications.

     “non-registered holder” means a holder of the beneficial interest in Shares, whose shares are registered either in the name of an Intermediary or a Depository.

     “Notice of Meeting” means the notice of meeting accompanying the Information Circular.

     “NuCellSys” means NuCellSys GmbH (formerly Ballard Power Systems AG).

     “NuCellSys Agreement” means the agreement between Ballard, Daimler, Ford and NuCellSys under which certain provisions of the Fourth Alliance Agreement are to be continued.

     “OEM” means original equipment manufacturer.

     “Ordinary Resolution” means the ordinary resolution set out in Appendix B.

     “person” means an individual, corporation, body corporate, firm, limited liability company, partnership, syndicate, joint venture, society, association, trust or unincorporated organization or Governmental Authority or trustee, executor, administrator or other legal representative.

     “Record Date” means 5:00 p.m. (local time in Vancouver) on Monday, December 10, 2007.

     “Regulation Q-27” means Regulation Q-27 of the Autorité des marchés financiers du Québec which, together with Rule 61-501, governs, among other things, related party transactions and issuer bids in Canada.

     “Resolutions” means the Ordinary Resolution and the Special Resolution.

     “Related Party Rules” means, collectively, Rule 61-501 and Regulation Q-27.

APPENDIX A

GLOSSARY OF TERMS

     “Restructuring Agreement” means the agreement dated November 7, 2007 between Ballard, Daimler and Ford containing the terms and conditions of the Transaction.

     “RSU Plan” means restricted share unit plan.

     “Rule 61-501” means Rule 61-501 of the Ontario Securities Commission which, together with Regulation Q-27, governs, among other things, related party transactions and issuer bids in Canada.

     “Safari License” means the License Agreement dated July 22, 2005 between Ballard and NuCellSys.

     “SDP” means share distribution plan.

     “shareholder” means a holder of Ballard Shares.

     “Shares” means common shares in the capital of Ballard.

     “Share Purchase Agreement” means the agreement between Ballard and Ford providing for the purchase by Ford of our interest in AFCC for $65,000,000 (plus interest accruing at LIBOR).

     “Shuttle Bus” means a passenger-carrying vehicle which is either:

          (i) less than 10 meters in length;

          (ii) less than 7.5 tons GVWR; or

          (iii) has a total system power of less than 100kw.

     “SOP” means share option plan.

     “Special Committee” means the committee comprised of independent members of the Board formed to consider the Transaction.

     “Special Resolution” means the special resolution set out in Appendix C.

     “Sub-Committee” means the sub-committee of the Special Committee.

     “TD Securities” means TD Securities Inc.

     “Termination Agreement” means the Agreement between Ballard, Daimler, Ford and DBF, terminating the Fourth Alliance Agreement and providing for the amendment and restatement of the Safari License.

     “Transaction” means, the transaction contemplated by the Restructuring Agreement and described in this Information Circular.

     “Transferred Automotive R&D Assets” means our automotive fuel cell research and development assets which are being transferred to Daimler, Ford and AFCC under the Transaction.

     “Transferred Employees” means those employees of Ballard who accept offers of continuing employment with AFCC before the Closing Date.

     “TSX” means the Toronto Stock Exchange.

     “Valuation” means the valuation dated November 7, 2007 prepared by TD Securities, pursuant to the Related Party Rules, of the AFCC Assets and the Ballard AFCC Shares to be purchased by Ford under the Share Purchase Agreement, a copy of which is attached as Appendix E.

APPENDIX B

ORDINARY RESOLUTION

ORDINARY RESOLUTION OF THE SHAREHOLDERS
OF BALLARD POWER SYSTEMS INC.

RESOLVED that Ballard Power Systems Inc. (the “Corporation”) is hereby authorized to enter into and complete the Transaction, as that term is defined in the information circular published by the Corporation dated December 13, 2007 in connection with a special meeting of shareholders of the Corporation to be held on January 25, 2008.

APPENDIX C

SPECIAL RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS
OF BALLARD POWER SYSTEMS INC.

RESOLVED, as a special resolution, that:

1.	In connection with the Transaction, as that term is defined in the information circular published by Ballard Power Systems Inc. (the “Corporation”) dated December 13, 2007 in connection with a special meeting of shareholders of the Corporation on January 25, 2008, the Corporation is hereby authorized to amend (the “Amendment”) the Articles of the Corporation by:

	(a)	eliminating the Class A Share and the Class B Share from the authorized capital of the Corporation; and

	(b)	deleting Part 3 and Part 4 of Schedule A to the Articles of the Corporation in their entirety.

2.	Notwithstanding the foregoing, the directors of the Corporation are hereby authorized and empowered, without further approval of the shareholders of the Corporation, not to proceed with the Amendment, at any time before any certificate of amendment to be issued by the Director under the Canada Business Corporations Act upon receipt of any articles of amendment becomes effective.

APPENDIX D

ARTICLES OF AMENDMENT

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 177)	FORMULE 4 CLAUSES MODIFICA TRICES (ARTICLES 27 OU 177)

1 --	Name of the Corporation - Dénomination sociale de la société	2 -- Corporation No. - No de la société
	BALLARD POWER SYSTEMS INC.	248019-1
3 --	The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

1. By eliminating the Class A Share and the Class B Share from the authorized capital of the Corporation, such that the authorized capital of the Corporation will consist of an unlimited number of Common shares and an unlimited number of Preferred shares issuable in series.

2. By amending Schedule A attached to the Articles of the Corporation by deleting Parts 3 and 4 thereof in their entirety.

Signature	Printed Name – Nom en letters moulées	4 -- Capacity of – En qualité de	5 – Tel. No.– No de tél
	Glenn Kumoi	Vice-President	(604) 454-0900
General Counsel and
Corporate Secretary
FOR DEPARTMENTAL USE ONLY -À L'USAGE DU MINISTÈRE SEULEMENT

IC 3609 (2003/06)

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

TD Securities Inc.
TD Tower
66 Wellington Street West, 9th Floor
Toronto, Ontario M5K 1A2

November 7, 2007

The Special Committee of the Board of Directors of Ballard Power Systems Inc.
c/o Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, BC V5J 5J8

To the Special Committee:

     TD Securities Inc. (“TD Securities”) understands that Ballard Power Systems Inc. (“Ballard” or the “Company”) is currently contemplating a transaction (the “Transaction”) whereby Ballard will transfer certain of its automotive fuel cell research and development assets (the “Transferred Automotive R&D Assets”) to Daimler and Ford. The Transaction will be implemented through the following steps:

  Ballard will transfer to AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”) its automotive fuel cell test equipment, automotive fuel cell inventory, office equipment, $2 million in cash and all automotive fuel cell development contracts between Ballard, Daimler and Ford. In exchange, AFCC will assume Ballard’s automotive fuel cell warranty liabilities and issue to Ballard a 100% equity interest in AFCC;

  Ballard will transfer to Daimler, a 50.1% interest in the outstanding shares of AFCC, an undivided half interest in its intellectual property rights (“IPR”) principally used for propulsion systems in an automobile (“Automotive Applications”) (such IPR being referred to as “Automotive IPR”) and $36,200,000, as well as providing Daimler with a license to use its IPR fundamental to both Automotive Applications and non-Automotive Applications (“Fundamental IPR”) and its IPR used in non-Automotive Applications (“Non-Automotive IPR”) for use in Automotive Applications;

  Ballard will transfer to Ford, a 30% interest in the outstanding shares of AFCC, the remaining undivided half interest in its Automotive IPR and $21,800,000, as well as providing Ford with a license to use its Fundamental IPR and its Non-Automotive IPR for Automotive Applications;

  In exchange, Daimler will transfer to Ballard 21,392,598 common shares of Ballard (“Common Shares”) and 50 Class A shares of DBF Pref Share Holdings Inc. (collectively representing Daimler’s entire direct and indirect equity interest in Ballard) and Ford will transfer to Ballard 12,868,700 Shares and 50 Class C shares of DBF Pref Share Holdings Inc. (collectively representing Ford’s entire direct and indirect equity interest in Ballard);

  Ford and Ballard will also enter into a purchase agreement (“Share Purchase Agreement”) under which Ford will purchase the remaining 19.9% of the outstanding shares of AFCC held by Ballard (the “Ballard AFCC Shares”) for $65 million cash (plus interest accruing at LIBOR rates) on the terms set out in the Share Purchase Agreement; and

  Ballard, Daimler and Ford will also enter into market restricted cross-license agreements for the use of certain intellectual property, developed after the closing of the Transaction while Ballard is a shareholder of AFCC.

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

     The Transaction also involves the cancellation of the Fourth Alliance Agreement governing the strategic alliance between the parties for the development and commercialization of proton exchange membrane fuel cell and related systems for use in cars, buses and trucks. The above description is summary in nature. The specific terms and conditions of the Transaction are to be described in the information circular (the “Circular”) which is to be mailed by Ballard to holders of Common Shares in connection with the Transaction.

     TD Securities understands that a committee of the board of directors of Ballard (the “Special Committee”), which is independent of Ballard and the Company’s management, has been constituted to consider the implications for Ballard of the Transaction and make recommendations thereon to the board of directors of the Company (the “Board”). TD Securities also understands that the Transaction is a “related party transaction” within the meaning of Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorité des marchés financiers du Québec (collectively, the “Policies”). The Special Committee has retained TD Securities to provide financial advice and assistance to the Special Committee, including the preparation and delivery to the Special Committee of a formal valuation of the Transferred Automotive R&D Assets and the Ballard AFCC Shares (the “Valuation”) in accordance with the requirements of the Policies and a written opinion (the “Fairness Opinion”) as to the fairness of the Transaction, from a financial point of view, to the holders of Common Shares other than Daimler and Ford (the “Non-Interested Shareholders”). TD Securities has not been requested to prepare, and has not prepared, a valuation of the Common Shares to be returned to Ballard by Daimler and Ford as the Special Committee has determined that a valuation of the Common Shares is not required under the Policies.

     All dollar amounts in this Valuation and Fairness opinion are in U.S. dollars unless specified otherwise.

ENGAGEMENT OF TD SECURITIES BY THE SPECIAL COMMITTEE

     TD Securities was first contacted by representatives of the Special Committee on September 4, 2007 and was engaged by the Special Committee pursuant to an engagement agreement (the “Engagement Agreement”) dated September 13, 2007, to prepare the Valuation and the Fairness Opinion. On November 7, 2007, at the request of the Special Committee, TD Securities orally delivered the Valuation and the Fairness Opinion to the Special Committee. The Valuation and the Fairness Opinion, among other things, reflect the disclosure made by TD Securities to the Special Committee on November 7, 2007. The terms of the Engagement Agreement provide that TD Securities will receive the balance of its aggregate fee of C$600,000 upon delivery of the Valuation and the Fairness Opinion and is to be reimbursed for its reasonable expenses. TD Securities may receive additional fees for any significant additional services rendered after delivering the Valuation and the Fairness Opinion. Furthermore, the Company has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities which may arise from services performed by TD Securities in connection with the Engagement Agreement. The fees payable to TD Securities are not contingent in whole or in part on the conclusions reached in the Valuation or the Fairness Opinion and no additional fees are payable to TD Securities in respect of the completion of the Transaction.

     Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Valuation and the Fairness Opinion in the Circular, with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by Ballard with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

     TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

     The Valuation and the Fairness Opinion represent the opinion of TD Securities and their form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuation and the Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the “Association”) but the Association has not been involved in the preparation or review of the Valuation or the Fairness Opinion.

INDEPENDENCE OF TD SECURITIES

     Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Daimler, Ford or any of their respective associates or affiliates (collectively, the “Interested Parties”). Except as financial advisor to the Special Committee, neither TD Securities nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Transaction.

     TD Securities has not, in the 24-month period preceding the Engagement Agreement, been engaged to provide any evaluation, appraisal or financial advisory services nor has it participated in any financing or lending arrangement, or had a material financial interest in any transaction involving the Company or any other Interested Party, except as described herein. TD Securities has provided the following financial services involving Daimler, Ford and their affiliates in the past two years: (i) an agent to certain debt securities offerings involving Daimler, Ford and their affiliates, (ii) a syndicate member in certain credit facilities of Daimler, Ford and their affiliates, and (iii) cash management, derivative and foreign exchange transactions. The fees associated with the aforementioned assignments are not, in the aggregate, financially material to TD Securities.

     TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, Ballard, Daimler, Ford, or other Interested Parties.

     Having reviewed all such circumstances, TD Securities believes that it is independent within the meaning of the Policies to prepare the Valuation in accordance with the Policies. The fees paid to TD Securities in connection with the Engagement Agreement do not give TD Securities any financial incentive in respect of the conclusions reached in the Valuation or the Fairness Opinion or the outcome of the Transaction, and are not financially material to TD Securities. No understandings or agreements exist between TD Securities and Ballard, Daimler, Ford or any other Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or any other Interested Party, and The Toronto-Dominion Bank, parent company of TD Securities, may provide banking services to the Company or any other Interested Party. Neither TD Securities nor any of its affiliates has a material financial interest in the completion of the Transaction.

SCOPE OF REVIEW

     In connection with the Valuation and the Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	audited financial statements of Ballard for the three years ended December 31, 2004, 2005 and 2006;

2.	quarterly reports to shareholders and unaudited interim financial statements of Ballard for the three month periods ended March 31, June 30, and September 30, in each of fiscal years 2004, 2005, 2006, and 2007;

3.	annual reports of Ballard for the three years ended December 31, 2004, 2005 and 2006;

4.	annual information forms of Ballard for the three years ended December 31, 2004, 2005 and 2006;

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

5.	notices of annual meetings and management information circulars of Ballard for the three years ended December 31, 2004, 2005 and 2006;

6.	unaudited segmented projected operating and financial information and financial models for Ballard for the years ending December 31, 2008 through to December 31, 2040 for the automotive fuel cell business segment, and for the years ending December 31, 2008 through to December 31, 2017 for the non-automotive fuel cell and other business segments, as prepared by the management of Ballard;

7.	Draft Restructuring Agreement between Ballard, Daimler and Ford;

8.	discussions with senior management of the Company and its advisors with respect to the information referred to above and other issues deemed relevant including the historical and forecast operating and financial information with respect to each of the Company’s business units;

9.	due diligence files contained in a data room prepared by Ballard and received from Ballard including such items as intellectual property information, detailed tax disclosure, and material contracts and licenses,

10.	discussions with the senior management of the Company with respect to the operating agreements to be entered into between Ballard, Daimler and Ford upon completion of the Transaction;

11.	representations contained in a certificate dated November 7, 2007 from the senior officers of the Company;

12.	discussions with the legal counsel of Ballard;

13.	discussions with members of the Special Committee;

14.	discussions with Lawson Lundell LLP, legal counsel to the Special Committee, with respect to various legal matters relating to the Company and other matters considered relevant;

15.	discussions with McCarthy Tetrault LLP, legal counsel to TD Securities, with respect to various legal and tax matters;

16.	discussions with the senior management of Daimler and Ford;

17.	Fourth Alliance Agreement between Ballard, Daimler and Ford;

18.	2007 five-year strategic plan of Ballard including product development plans for major products;

19.	various research publications prepared by research analysts regarding the alternative energy, fuel cell, and automotive industries, Ballard and other selected public companies considered relevant;

20.	public information relating to the business, operations, financial performance and stock trading history of Ballard and other selected public companies considered relevant;

21.	public information with respect to certain other transactions of a comparable nature considered relevant; and

22.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

     TD Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by TD Securities. TD Securities has assumed the accuracy and fair presentation of and relied upon the audited financial statements of Ballard and the reports of the auditors thereon.

PRIOR VALUATIONS

     The Company has represented to TD Securities that, among other things, it has no knowledge of any prior valuations, as defined in the Policies, of Ballard, its securities, or any material assets of the Company or any of its subsidiaries made in the past 24 months.

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

ASSUMPTIONS AND LIMITATIONS

     With the Special Committee’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy and completeness of all data and other information filed by Ballard with securities regulatory or similar authorities or provided to it by the Company or its respective personnel, advisors, or otherwise, including the certificate identified below (collectively, the “Information”). The Valuation and the Fairness Opinion are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

     With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates of Ballard were prepared using the assumptions identified therein and on bases reflecting the best currently available estimates and judgments of management of those companies as to the matters covered thereby and which, in the opinion of the respective management of those companies, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

     Senior officers of the Company have represented to TD Securities in a certificate dated November 7, 2007, among other things, to the best of their knowledge, information and belief after due inquiry, as follows: (a) that Ballard has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Ballard which would reasonably be expected to affect materially the Valuation or the Fairness Opinion to be given by TD Securities; (b) with the exception of forecasts, projections or estimates referred to in subparagraph (d) below, the Information filed under Ballard’s profile on SEDAR or provided to TD Securities by or on behalf of Ballard or its representatives in respect of Ballard and its affiliates in connection with the Transaction is or, in the case of historical Information was, at the date of preparation, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (c) to the extent that any of the Information identified in subparagraph (b) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Ballard and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Ballard and no material change has occurred in the Information or any part thereof which, in any of the foregoing cases, would have or which would reasonably be expected to have a material effect on the Valuation or the Fairness Opinion; (d) any portions of the Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Ballard, are (or were at the time of preparation and continue to be, unless TD Securities has been advised to the contrary or such forecasts, projections or estimates have been superseded by subsequent information provided to TD Securities or filed on SEDAR) reasonable in the circumstances; (e) there have been no independent valuations or appraisals or material non-independent valuations or appraisals relating to Ballard or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Ballard other than those which have been provided to TD Securities or, in the case of valuations known to Ballard which it does not have within its possession or control, notice of which has not been given to TD Securities; (f) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Ballard or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities. For the purposes of subparagraphs (e) and (f), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Ballard or its affiliates having a gross value greater than or equal to $20,000,000; (g) since the dates on which the Information was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by Ballard or any of its affiliates; (h) other than as disclosed in the Information, neither Ballard nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Transaction, Ballard or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Ballard or its affiliates, on a consolidated basis, or

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

the Transaction; (i) all financial material, documentation and other data concerning the Transaction, Ballard and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Ballard; (j) there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Transaction, except as have been disclosed to TD Securities; (k) the contents of any and all documents prepared in connection with the Transaction for filing with regulatory authorities or delivery or communication to securityholders of Ballard (collectively, the “Disclosure Documents”) have not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws; (l) Ballard has complied in all material respects with the Engagement Agreement; and (m) there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the affairs of Ballard which have not been disclosed to TD Securities.

     In preparing the Valuation and the Fairness Opinion, TD Securities has made several assumptions, including that all final versions of all agreements and documents to be executed and delivered in respect of or in connection with the Transaction will conform in all material respects to the summaries provided to TD Securities, that all conditions precedent to be satisfied to complete the Transaction can be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Transaction will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Transaction are valid and effective, that the Circular will be distributed to the holders of Common Shares in accordance with applicable laws, and that the disclosure in the Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Valuation and the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities or the Company.

     The Valuation and the Fairness Opinion have been provided for the use of the Special Committee and the Board and are not intended to be, and do not constitute, a recommendation that any Non-Interested Shareholder of the Company vote in favour of or in opposition to the Transaction. The Valuation and the Fairness Opinion may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of TD Securities. The Valuation and the Fairness Opinion are rendered as of November 7, 2007, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Valuation or the Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuation and the Fairness Opinion in certain circumstances prior to the completion of the Transaction, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuation or the Fairness Opinion after such date. In preparing the Valuation and the Fairness Opinion, TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of the Transferred Automotive R&D Assets, securities of the Company, or any business combination or other extraordinary transaction involving the Transferred Automotive R&D Assets or the Company, nor did TD Securities negotiate with any other party in connection with any such transaction involving the Transferred Automotive R&D Assets or the Company.

     The preparation of a valuation or a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuation or the Fairness Opinion. Accordingly, this Valuation and Fairness Opinion should be read in their entirety.

APPENDIX E

     FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

OVERVIEW OF BALLARD

     Ballard’s principal business is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cells for a variety of applications. The Company operates in three segments, automotive (including light duty auto and buses), power generation (including residential cogeneration, materials products, and back-up power), and materials handling. Ballard employs approximately 569 people. A summary of the segments in which Ballard operates is presented in the following table:

Market	Segment	Description
Automotive Fuel Cells	Automotive	PEM fuel cell products and services for light duty
automotive applications

Bus Fuel Cells	Automotive	PEM fuel cell products and services for buses

Residential Cogeneration	Power Generation	Natural gas and kerosene fuelled residential
cogeneration power generators targeted primarily at
the Japanese market

Materials Handling	Power Generation	PEM fuel cell products for forklifts, automated
ground vehicles, and ground support equipment

Back-up Power	Power Generation	PEM fuel cell products designed to provide back-up
power, primarily to replace lead acid batteries in
telecommunications back-up power installations

Material (Carbon Fiber) Products	Material Products	Carbon fiber products primarily for automotive
transmissions and gas diffusion layers (“GDLs”) for
PEM fuel cells

     As at November 6, 2007, the last trading day prior to the Valuation, Ballard had 114,593,401 Common Shares outstanding.

Automotive Fuel Cells

     The Automotive Fuel Cell business segment is engaged in the development of automotive fuel cells to replace internal combustion engines in light duty automotive applications such as cars, shuttle buses and trucks. Current product sales include prototypes for testing and fleet demonstration programs.

     While automotive fuel cell technology continues to make substantial progress, it is not yet proven to be commercially viable. The remaining barriers are fuel cell cost, durability, hydrogen storage technology and the development of a hydrogen infrastructure. The Company is currently involved in a strategic partnership with Daimler and Ford to develop and commercialize fuel cells.

Bus Fuel Cells

     The Bus Fuel Cell business segment is engaged in the development of automotive fuel cells geared for use in buses. The Company currently has heavy duty PEM fuel cells in transit buses in fleet demonstrations and testing programs in seven European Union cities, Australia and China.

APPENDIX E

     FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

Residential Cogeneration

     The Company, through a joint venture with Ebara Corporation, is working to develop natural gas and kerosene fuelled residential cogeneration power generators targeted at the Japanese market. The unit will supply initial electricity, as well as heat for hot water, while the utility grid will satisfy additional electrical demands. The Japanese government provides substantial subsidies for the installation of residential fuel cell cogeneration facilities, given the cost and environmental benefits of fuel cell technology over conventional heat and power generation devices. The Company also has market channel and development partnerships with leading Japanese energy providers, and has limited commercial sales of the cogeneration product.

Materials Handling

     The Company is working to develop and commercialize fuel cell systems to replace lead acid batteries in electrical industrial vehicles such as forklifts, automated guided vehicles, and ground support equipment. The Company believes that fuel cell driven technologies can offer significant productivity gains over incumbent technologies. The Company already has limited commercial sales to original equipment manufacturers and system integrators.

Back-up Power

     Ballard is working to develop fuel cell stacks designed for telecommunications back-up power installations and other back-up power applications. The Company believes that high replacement rates, rapid growth and a shift to 3G and 4G technologies are drivers for increasing back-up power capacity at existing and new cell site installations. The Company also believes that in developing countries, there is a rapid deployment of new wireless infrastructure, which is creating a large demand for new back-up power units. The Company has supplied a number of potential customers with prototypes for testing and evaluation.

Material Products

     Through its material products segment, the Company develops, manufactures and sells carbon fiber products for automotive applications. The primary carbon fiber products produced are for automatic transmissions and gas diffusion layers for use in PEM fuel cells. The Company’s carbon fiber products are also used in off-road and heavy duty truck brakes and in precision drag systems for high performance fishing reels.

APPENDIX E

     FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

Historical Financial Results

     The following table summarizes Ballard’s financial results for the five fiscal years ended December 31, 2006 and for the nine months ended September 30, 2007:

Income	Year Ended December 31,
						9 Months
						Ended
						Sept. 30,
Income and Cash Flow	2002	2003	2004	2005	2006	2007
(US$ millions, except per share amounts)
Revenues	90.9	119.6	73.0	42.2	49.8	45.5
Net Earnings (Loss)	(148.4)	(125.1)	(175.4)	(87.0)	(181.1)	(41.4)
Basic Earnings (Loss) per Share	(1.41)	(1.07)	(1.48)	(0.73)	(1.60)	(0.36)

Capital Expenditures	(20.3)	(5.7)	(7.1)	(6.6)	(8.7)	(3.8)
Cash Used by Operations	(127.0)	(42.8)	(78.3)	(76.7)	(42.7)	(22.1)

     The following table summarizes Ballard’s balance sheet information as at December 31, 2002 to December 31, 2006, and September 30, 2007:

						Sept. 30,
Balance Sheet Data	2002	2003	2004	2005	2006	2007
Cash, cash equivalents and short-term investments	376.9	327.1	240.3	233.0	187.1	161.4
Other Current Assets	56.5	51.4	38.0	29.9	34.1	32.1
Total Current Assets	433.3	378.5	278.2	263.0	221.2	193.5
Property, Plant and Equipment	98.7	74.6	66.8	47.4	47.7	44.8
Intangible Assets	156.0	100.3	61.9	34.4	23.7	14.5
Goodwill	200.6	155.3	155.3	51.9	51.9	51.9
Other Long-Term Assets	29.9	126.2	96.8	128.1	5.6	3.8
Total Assets	918.6	834.8	659.2	524.9	350.0	311.5

Current Liabilities	76.9	79.8	69.2	41.9	34.0	24.9
Long-Term Liabilities	12.9	13.4	14.9	10.1	10.9	16.7
Minority Interest	4.7	0.0	0.0	0.0	0.0	0.0
Total Liabilities & Minority Interest	94.5	93.1	84.1	52.1	44.9	41.6
Share Capital	1,187.1	1,227.1	1,231.7	1,161.3	1,169.8	1,172.3
Contributed Surplus	0.0	2.7	6.9	62.0	66.9	70.7
Accumulated Deficit	(362.8)	(487.9)	(663.3)	(750.2)	(931.4)	(972.8)
Cumulative translation adjustment	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Shareholder’s Equity	824.1	741.7	575.1	472.8	305.1	311.5

APPENDIX E

     FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

Common Share Trading Information

     The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol BLD and on the NASDAQ Stock Market (“NASDAQ”) under the symbol BLDP. The following table sets forth, for the periods indicated, the high and low closing prices quoted on the TSX and the volume traded on the TSX:

	TSX Closing Prices (C$)		Volume(000s)
Period	High	Low	TSX
November, 2006	8.99	7.53	2,940
December, 2006	8.09	6.58	2,303
January, 2007	6.79	6.42	3,477
February, 2007	7.95	6.38	5,222
March, 2007	7.16	6.37	4,153
April, 2007	6.59	5.54	3,904
May, 2007	5.63	4.90	3,635
June, 2007	5.82	4.44	5,074
July, 2007	5.75	5.03	3,272
August, 2007	5.30	4.43	3,489
September, 2007	5.05	4.39	3,032
October, 2007	5.03	4.49	2,829
November 1, 2007 to November 6, 2007	5.14	4.65	1,795
November 1, 2006 to November 6, 2007	8.99	4.39	45,125

Source: Bloomberg.

     The following table sets forth, for the periods indicated, the high and low closing prices quoted on the NASDAQ and the volume traded on the NASDAQ:

	NASDAQ Closing Prices (US$)		Volume(000s)
Period	High	Low	NASDAQ
November, 2006	7.88	6.67	10,705
December, 2006	7.02	5.65	9,233
January, 2007	5.79	5.43	11,820
February, 2007	6.80	5.45	13,509
March, 2007	6.11	5.53	11,702
April, 2007	5.69	4.99	10,491
May, 2007	5.09	4.55	9,246
June, 2007	5.45	4.18	11,426
July, 2007	5.50	4.69	6,987
August, 2007	5.11	4.23	9,648
September, 2007	5.02	4.35	6,419
October, 2007	5.10	4.61	7,291
November 1, 2007 to November 6, 2007	5.60	4.98	4,618
November 1, 2006 to November 6, 2007	7.88	4.18	123,095

Source: Bloomberg.

     The closing prices of the Common Shares on the TSX and on the NASDAQ on November 6, 2007, the last trading day prior to the delivery of the Valuation, were C$5.06 and US$5.51 respectively.

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

OVERVIEW OF BALLARD NON-AUTOMOTIVE

     Pursuant to the Transaction, Ballard pro forma for the sale of the Transferred Automotive R&D Assets is referred to herein as “Ballard Non-Automotive”. Upon completion of the Transaction, Ballard Non-Automotive’s scope will be primarily non-automotive fuel cell businesses, which includes materials handling, back-up power, cogeneration, and non-propulsion systems for cars, buses, vans and trucks. Daimler and Ford will have no interest in Ballard Non-Automotive. Daimler and Ford, in part through AFCC, will carry on the automotive fuel cell business.

OVERVIEW OF AFCC

     Pursuant to the Transaction, Ballard will transfer the Transferred Automotive R&D Assets to Daimler and Ford. Other than certain intellectual property rights and cash being transferred directly to Daimler and Ford as described above and in the Circular, the remainder of the assets associated with the Transferred Automotive R&D Assets will be transferred to AFCC. The purpose and focus of AFCC will be to research, develop, design, manufacture, sell and service fuel cell stacks for automotive applications. Bus fuel cells will be part of AFCC’s business, but Ballard Non-Automotive will retain the right to compete worldwide in fuel cell stacks for large buses such as transit buses, and in Canada only for smaller buses, such as shuttle buses. Ballard will have a minority interest of 19.9% in AFCC, subject to the Share Purchase Agreement.

OVERVIEW OF SHARE PURCHASE AGREEMENT CONCERNING BALLARD’S SHARES IN AFCC

     Pursuant to the Transaction, Ford and Ballard will enter into a Share Purchase Agreement under which Ford will purchase from Ballard the Ballard AFCC Shares for $65 million (plus interest accruing at LIBOR rates) on the fifth anniversary of the closing date of the Transaction. Ford’s purchase of such shares may occur earlier in certain circumstances including a change of control, bankruptcy or insolvency of Ballard, AFCC, Ford or Daimler or a significant reorganization of AFCC. In addition, Ford will have the right to purchase the Ballard AFCC Shares at any time to accommodate another automotive manufacturer obtaining an ownership interest in AFCC and the price paid to Ballard will be the greater of $65 million (plus interest accruing at LIBOR rates) and a proportionate share of any higher price paid by the new automotive manufacturer. Any dilution of Ballard’s equity interest in AFCC will not affect the purchase price to be paid by Ford for the Ballard AFCC Shares.

DEFINITION OF FAIR MARKET VALUE

     For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. TD Securities has made no downward adjustment to the fair market value of the Transferred Automotive R&D Assets or the Ballard AFCC Shares (the “Non-cash Assets”) to reflect the liquidity of the Non-cash Assets, the effect of the Transaction on the Non-cash Assets, or the fact that the Common Shares held by the Non-Interested Shareholders do not form part of a controlling interest.

     While TD Securities was not directed to conduct a formal valuation (as defined in the Policies) of Ballard or Ballard Non-Automotive, TD Securities has conducted an analysis of Ballard and Ballard Non-Automotive for the purposes of the Fairness Opinion. TD Securities has presented a summary description of the analysis of Ballard and Ballard Non-Automotive within the valuation portion of this letter to aid in the comparison of Ballard prior to the Transaction to Ballard post-Transaction. TD Securities has not conducted a formal valuation (as defined in the Policies) of Ballard or Ballard Non-Automotive.

APPROACH TO VALUE

     The Valuation is based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Non-cash Assets involved in the Transaction. The fair market value of the Non-cash Assets involved in the Transaction was analyzed on a going-concern basis.

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

VALUATION METHODOLOGIES

     In determining the fair market value of Ballard, Ballard Non-Automotive, the Transferred Automotive R&D Assets and the Ballard AFCC Shares, TD Securities relied primarily upon the discounted cash flow (“DCF”) analysis.

     In determining the fair market value of Ballard, Ballard Non-Automotive and the Transferred Automotive R&D Assets, TD Securities also reviewed comparable precedent transactions within the North American alternative energy industry which are pending or have been concluded and for which there is sufficient public information to derive valuation multiples. The comparable precedent transactions approach consists of selecting appropriate valuation benchmarks based on recently completed transactions of a comparable nature and applying these value benchmarks to the appropriate Ballard, Ballard Non-Automotive and Transferred Automotive R&D Assets metrics. The transaction multiples are based on arm’s length transactions of businesses that are, where possible, similar in size, operating characteristics, risk profile and asset type, among other factors, to the activities of Ballard, Ballard Non-Automotive and the business involving the Transferred Automotive R&D Assets. Based on this review, TD Securities concluded that there were no transactions with sufficient public benchmarks that were directly comparable to Ballard, Ballard Non-Automotive or the Transferred Automotive R&D Assets. Given the foregoing, TD Securities did not rely on the precedent transaction methodology in determining the fair market value of Ballard, Ballard Non-Automotive or the Transferred Automotive R&D Assets.

     TD Securities also reviewed the market trading multiples of Ballard and selected publicly-traded companies in the North American alternative energy industry that it considered relevant to determine whether a public market trading analysis might imply values which exceed values determined by the comparable precedent transactions or the DCF analysis. Based on this review, TD Securities concluded that there were no publicly traded companies that were directly comparable to Ballard, Ballard Non-Automotive or the Transferred Automotive R&D Assets with meaningful public benchmarks. Given the forgoing, TD Securities did not rely on the market trading multiples analysis in determining the fair market value of Ballard, Ballard Non-Automotive or the Transferred Automotive R&D Assets.

DISCOUNTED CASH FLOW ANALYSIS

     The DCF methodology reflects the growth prospects and risks inherent in each of the businesses of Ballard and Ballard Non-Automotive and the business involving the Transferred Automotive R&D Assets by taking into account the amount, timing and relative certainty of projected unlevered after-tax free cash flows expected to be generated by each business. The DCF approach requires that certain assumptions be made regarding, among other things, future unlevered after-tax free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. In the case of Ballard and the Transferred Automotive R&D Assets, TD Securities’ DCF analysis involved discounting to a present value projected unlevered after-tax free cash flows from January 1, 2008 until December 31, 2040, including terminal values determined as at December 31, 2040. In the case of Ballard Non-Automotive, TD Securities’ DCF analysis involved discounting to a present value projected unlevered after-tax free cash flows from January 1, 2008 until December 31, 2027, including terminal values determined as at December 31, 2027.

BALLARD BASE CASE FORECAST

     As a basis for the development of the projected future unlevered after-tax free cash flows for Ballard, TD Securities reviewed the forecast for Ballard prepared by Ballard management (the “Ballard Management Forecast”) and relevant underlying assumptions, including but not limited to, segmented revenue growth and operating margins, expected adoption rates for new technologies, and capital expenditures. These assumptions were reviewed in comparison to industry research reports, forecasts by equity research analysts and other sources considered relevant including detailed discussions with the senior management of Ballard. From this review, TD Securities developed its own base case forecast (the “Ballard Base Case Forecast”). The Ballard Base Case Forecast was formed independently with the benefit of TD Securities’ understanding of the assumptions behind the Ballard Management Forecast. Ballard’s

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

businesses are in the early stages of market adoption and commercialization, and in order to develop forecasts that reflect the market adoption of these products, TD employed forecast periods ranging from January 1, 2008 to December 31, 2027 for the residential cogeneration, materials handling, back-up power, bus fuel cells and carbon fiber product segments of the business. For the business involving the Transferred Automotive R&D Assets, TD Securities developed a base case forecast starting January 1, 2008 and ending December 31, 2040 to reflect the time required to achieve full commercialization of automotive fuel technology in the light duty automotive market.

Automotive Revenues

     The Ballard Base Case Forecast reflects the assumption that automotive fuel cell technology will eventually become accepted and widely used in the light duty automotive market. The current path to commercialization consists of a number of progressive phases. The first two phases involve technology demonstration and customer acceptance extending until 2011. The third and fourth phases run from 2012 to 2017, and involve product cost reduction and market introduction. TD Securities notes that the timing and automobile volumes in the early phases is driven to a large extent by the California Air Resources Board, Zero Emission Vehicle Regulation. These phases are associated with very low product volumes reflecting product testing and refinement. This is followed by early commercialization of automotive fuel cells, occurring from 2018 to 2027, and reflects low but increasing product volumes as the technology is accepted and commercialized. The forecast period from 2028 to 2040 reflects full commercialization of automotive fuel cells, characterized by rapidly increasing product volumes and decreasing product costs.

Bus Fuel Cells

     Under the Ballard Base Case Forecast, bus fuel cell product volume grows rapidly until 2017 and then grows at 2% per year thereafter. Revenue per unit is expected to decrease initially to reflect the lowering costs of manufacturing and higher adoption rates, and to grow at the annual rate of inflation beyond 2017. While management believes that it will be several years before fuel cell technology is sufficiently developed for acceptance and commercialization in the bus market, they have identified several government funded pre-commercial bus projects that provide profitable near-term opportunities to advance the technology and support public adoption of fuel cells.

Residential Cogeneration

     Under the Ballard Base Case Forecast, residential cogeneration fuel cell product volume grows rapidly until 2017 and then grows at 2% per year thereafter. Revenue per unit is expected decrease initially to reflect the lowering costs of manufacturing and higher adoption rates, and to grow at the annual rate of inflation beyond 2017. The high initial growth reflects the rapid adoption of residential fuel cell cogeneration systems in the Japanese residential market, where Ballard is involved in a joint venture with Ebara Corporation. Management believes that the current support offered by the Government of Japan incentives for the development and commercial introduction of residential fuel cell cogeneration systems will support the development of the residential cogeneration market.

Materials Handling

     Under the Ballard Base Case Forecast, materials handling fuel cell product volume grows rapidly until 2016 and then grows at 2% per year thereafter. The high initial growth reflects the rapid adoption of fuel cell driven electric forklifts as the market realizes the productivity gains available when compared to the incumbent battery-powered forklifts. Management attributes a portion of the projected rapid growth to the fact that the incumbent technology already involves battery technology.

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

Back-up Power

     Under the Ballard Base Case Forecast, back-up power fuel cell product volume grows rapidly until 2022, and stabilizes at 2% per year thereafter. The initial growth rate reflects high equipment replacement rates, rapid growth of new installations, equipment upgrades to existing cell sites and addition of new cell sites. Management believes that there are significant advantages to fuel cell back-up systems compared to the existing systems currently used. Rapid deployment of new wireless infrastructure in developing countries will create a large demand for new back-up power units.

Material Products

     Carbon fiber product revenue under the Ballard Base Case Forecast is anticipated to grow rapidly until 2012, with annual growth declining to approximately 3% per year after 2022. The high initial growth from 2008 to 2012 reflects growth in the fuel cell carbon market.

TRANSFERRED AUTOMOTIVE R&D ASSETS BASE CASE FORECAST

     Ballard Management did not develop a financial forecast for the Transferred Automotive R&D Assets. TD Securities developed its own base case forecast (the “Transferred Automotive R&D Assets Base Case Forecast”), which was formed independently with the benefit of TD Securities’ understanding of the assumptions behind the Ballard Management Forecast. TD Securities developed the Transferred Automotive R&D Assets Base Case Forecast for the 33-year period starting January 1, 2008 and ending December 31, 2040 based on the carve-out of the automotive fuel cell forecast from the Ballard Base Case Forecast, adjusted for any additional costs associated with operating the business involving the Transferred Automotive R&D Assets independently of Ballard including operating and supply agreements negotiated between Ballard Non-Automotive and the business involving the Transferred Automotive R&D Assets. The assumptions underlying the Transferred Automotive R&D Assets Base Case Forecast are detailed above under the Ballard Base Case Forecast section.

     The following is a summary of the Transferred Automotive R&D Assets Base Case Forecast:

	Year Ended December 31,
	2008	2011	2012	2017	2018	2027	2028	2040
					Early
	5 Year Plan		HyWay 4/5 Program		Commercialization		Commercialization
Financial Projections ($ millions)
Operating Revenues	18.7	20.3	17.2	110.5	155.0	3,388.0	4,091.1	12,736.8

EBITDA	(37.0)	(40.6)	(39.1)	(14.4)	(1.9)	895.2	1,081.7	3,353.0
EBITDA Margin	(197.8%)	(200.3%)	(227.1%)	(13.0%)	(1.2%)	26.4%	26.4%	26.3%

Capital Expenditures	(1.0)	(4.2)	(8.5)	(2.9)	(56.6)	(187.3)	(197.3)	(122.2)
Capital Intensity	5.4%	20.5%	49.2%	2.6%	36.5%	5.5%	4.8%	1.0%

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

TRANSFERRED AUTOMOTIVE R&D ASSETS UNLEVERED AFTER-TAX FREE CASH FLOW

     A summary of the Transferred Automotive R&D Assets Base Case Forecast unlevered after-tax free cash flow projections used for the DCF analysis is presented below:

	Year Ended December 31,
	2008	2011	2012	2017	2018	2027	2028	2040
					Early
	5 Year Plan		HyWay 4/5 Program		Commercialization		Commercialization
Free Cash Flow ($ millions)
EBITDA	(37.0)	(40.6)	(39.1)	(14.4)	(1.9)	895.2	1,081.7	3,353.0
Cash Taxes	0.0	0.0	0.0	0.0	0.0	(284.5)	(343.9)	(1,100.3)
Capital Expenditures	(1.0)	(4.2)	(8.5)	(2.9)	(56.6)	(187.3)	(197.3)	(122.2)
Changes in Non-cash Working
Capital	(0.6)	(1.0)	(0.4)	(5.0)	(6.1)	(94.6)	(95.9)	(42.7)
Unlevered After-Tax Free Cash
Flow	(38.6)	(45.8)	(47.9)	(22.3)	(64.6)	328.9	444.6	2,087.8

Distinctive Material Value Accruing from the Transaction

     In accordance with the Policies, TD Securities considered whether any distinctive material value would accrue to Daimler or Ford as a result of the Transaction. TD Securities specifically addressed whether there were any material operating or financial benefits that would accrue to such a purchaser including, but not limited to enhanced revenues, cost savings and capital expenditure reductions resulting from the combination of operations.

     In assessing the amount of synergies to include in the valuation of the Transferred Automotive R&D Assets, TD Securities considered the synergies that could be achieved by Daimler or Ford or any other third-party purchaser of the Transferred Automotive R&D Assets and the amount of synergies that such acquirer might pay for in an open auction for the Transferred Automotive R&D Assets. TD Securities believes that given the developmental stage of the automotive fuel cell product, it would be difficult to achieve any incremental revenue synergies. In addition, TD Securities believes that given the operating arrangements negotiated between AFCC and Ballard Non-Automotive for the provision of general and administrative services to AFCC, it would also be difficult to achieve any incremental cost synergies.

     Based on discussions with independent tax counsel and Ballard management, TD Securities noted that no operating tax loss carry-forwards or investment tax credits would be transferred to Daimler, Ford or AFCC from Ballard pursuant to the Transaction. TD Securities, in discussion with independent tax counsel estimated that a third-party purchaser may benefit from the operating tax loss carry-forwards and investment tax credits produced by AFCC in operating the business involving the Transferred Automotive R&D Assets, if a purchaser were capable of utilizing these operating tax loss carry-forwards or investment tax credits to shelter taxable operating income prior to AFCC being capable of utilizing them. The resulting operating tax loss carry-forwards and investment tax credits generated by AFCC were valued based on a DCF analysis. In performing the DCF analysis, certain general assumptions were made concerning the growth of AFCC’s overall business, and the ability of a purchaser to be able to utilize the operating tax loss carry-forwards and investment tax credits. For the purposes of the valuation of the Transferred Automotive R&D Assets, TD Securities assumed that a purchaser of AFCC would be willing to pay for 25% to 50% of the value of these operating tax loss carry-forwards and investment tax credits in an open auction for the Transferred Automotive R&D Assets. TD Securities reflected this amount in the DCF analysis.

Ballard Non-Automotive Base Case Forecast

     Ballard Management did not develop a forecast for Ballard Non-Automotive. TD Securities developed its own base case forecast (the “Ballard Non-Automotive Base Case Forecast”). The Ballard Non-Automotive Base Case Forecast was formed independently with the benefit of TD Securities’ understanding of the assumptions behind the Ballard Management Forecast. TD Securities developed the Ballard Non-Automotive Base Case Forecast for the 20-year period starting January 1, 2008 and ending December 31, 2027 based on the carve-out of the Ballard Non-Automotive financial forecast from the Ballard Base Case Forecast, adjusted for any additional costs or benefits

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

associated with operating Ballard Non-Automotive independently of the Transferred Automotive R&D Assets, including operating and supply agreements negotiated between Ballard Non-Automotive and AFCC. The assumptions underlying the Ballard Non-Automotive Base Case Forecast are detailed above under the Ballard Base Case Forecast section.

DCF ANALYSIS

     TD Securities’ DCF analysis involved discounting to a present value projected unlevered after-tax free cash flows, including terminal values. For the Transferred Automotive R&D Assets, the DCF involved discounting to a present value projected unlevered after-tax free cash flows from January 1, 2008 until December 31, 2040, including terminal values determined as at December 31, 2040. For Ballard’s other businesses, the DCF involved discounting to a present value projected unlevered after-tax free cash flows from January 1, 2008 until December 31, 2027, including terminal values determined as at December 31, 2027. Projected unlevered after-tax free cash flows were discounted based upon the weighted average cost of capital (“WACC”) calculated using Ballard’s after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable businesses operating under a corporate structure in addition to the risks inherent in Ballard and the alternative energy industry.

DCF ANALYSIS - TRANSFERRED AUTOMOTIVE R&D ASSETS

Discount Rates

     Projected unlevered after-tax free cash flows for the business involving the Transferred Automotive R&D Assets developed from the Transferred Automotive R&D Assets Base Case Forecast were discounted based upon the weighted average cost of capital (“WACC”) for the business involving the Transferred Automotive R&D Assets. TD Securities viewed the optimal capital structure and the risks inherent in the business involving the Transferred Automotive R&D Assets to be similar to those of Ballard, discussed below.

     The WACC for Ballard was calculated using the Company’s after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable businesses operating under a corporate structure in addition to the risks inherent in Ballard and the alternative energy industry. Ballard and many of the comparable businesses operating in the alternative energy sector contained no debt in their capital structures, and the optimal capital structure for Ballard was determined to contain no debt. TD Securities used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“beta”) and the equity risk premium. TD Securities reviewed a range of unlevered betas for Ballard and a select group of comparable companies that have risks similar to Ballard in order to select the appropriate beta for Ballard.

     The base assumptions used by TD Securities in estimating the WACC for Ballard were as follows:

Cost of Equity
Risk Free Rate (10-Year US Treasury Bonds)	4.66%
Market Risk Premium	7.13%
Size Premium	1.76%
Unlevered Beta	1.70
Levered Beta	1.70
After-Tax Cost of Equity	18.50%

WACC
Optimal Capital Structure (% Debt)	0.00%
WACC	18.50%

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

     Based upon the foregoing and taking into account sensitivity analyses on the variables discussed above and the assumptions used in the Transferred Automotive R&D Assets Base Case Forecast, TD Securities determined the appropriate WACC for the business involving the Transferred Automotive R&D Assets to be in the range of 18.0% to 19.0%.

Terminal Value

     TD Securities developed terminal enterprise values at the end of the forecast period using the multiple of EBITDA in the terminal year. The multiple of EBITDA in the terminal year methodology utilized multiples in the range of 5.5x to 6.5x EBITDA in the terminal year to calculate the enterprise value of AFCC. TD Securities developed this range based on the fact that the business involving the Transferred Automotive R&D Assets would be comparable to automotive parts manufacturing companies beyond the terminal year, when its products would all be at the commercialization stage and it would derive the majority of its revenue from the manufacture of fuel cells for the automotive industry (see Appendix 1). The range also incorporated TD Securities’ analysis of the growth prospects and risks for the business involving the Transferred Automotive R&D Assets beyond the terminal year.

TRANSFERRED AUTOMOTIVE R&D ASSETS DISCOUNTED CASH FLOW VALUE

     The following is a summary of the value of the Transferred Automotive R&D Assets resulting from the DCF analysis:

	Value
	Low		High
Assumptions
WACC	19.0%		18.0%
Terminal Value EBITDA Multiple	6.0	x	6.0	x

DCF Analysis ($ millions)
Net Present Value
Unlevered After-Tax Free Cash Flows	(32.7)		1.3
Terminal Value	70.5		92.8
Value of Tax Shields	63.4		68.4
Enterprise Value	101.3		162.5

Selected Enterprise Value	101.3		162.5

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

TRANSFERRED AUTOMOTIVE R&D ASSETS SENSITIVITY ANALYSIS

     As part of the DCF analysis, TD Securities performed sensitivity analysis on certain key assumptions as outlined below:

		Impact on
		Enterprise
Variable	Sensitivity	Value(1)
		($ millions)
WACC	+0.5%	-28.6
	-0.5%	+32.6
Inflation rate	+1.0%	+78.6
	-1.0%	-58.6
Gross margins	+1.0%	+16.9
	-1.0%	-17.0
Total operating expenses	+1.0%	-33.3
	-1.0%	+33.9
Capital expenditures	+5.0%	-5.5
	-5.0%	+5.5
Change in fuel cell adoption rates	+1 year	-45.4
	-1 year	+53.8
____________________

(1)	Impact on enterprise value calculated using EBITDA multiple approach, a terminal EBITDA multiple of 6.0x and a WACC of 18.5%.

     Based upon the foregoing, TD Securities’ selected value range for the Transferred Automotive R&D Assets using the DCF analysis was $101.3 million to $162.5 million as at November 7, 2007.

DCF ANALYSIS – BALLARD

     TD Securities’ DCF analysis involved discounting to a present value projected unlevered after-tax free cash flows from January 1, 2008 until December 31, 2040, including terminal values determined as at December 31, 2040, for the automotive segment of Ballard’s business and from January 1, 2008 until December 31, 2027, including terminal values determined as at December 31, 2027, for the other segments. Projected unlevered after-tax free cash flows from Ballard were discounted using the WACC, calculated based upon the Ballard’s after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable businesses operating under a corporate structure in addition to the risks inherent in Ballard and the alternative energy industry. Based upon this view, TD Securities used the same methodology as discussed above in arriving at a range of discount rates of 18.0% to 19.0% for the DCF analysis of Ballard.

     TD Securities developed terminal enterprise values at the end of the forecast period using the multiple of EBITDA in the terminal year. The multiple of EBITDA in the terminal year methodology utilized multiples in the range of 5.5x to 6.5x EBITDA in the terminal year to calculate the enterprise value of Ballard. TD Securities developed this range based on the fact that Ballard would be comparable to automotive parts manufacturing companies beyond the terminal year, when its products would all be at the commercialization stage and it would derive the majority of its revenue from the manufacture of fuel cells for the automotive industry (see Appendix 1). The range also incorporated TD Securities’ analysis of the growth prospects and risks for Ballard’s operations beyond the terminal year.

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

DCF ANALYSIS – BALLARD NON-AUTOMOTIVE

     TD Securities’ DCF analysis involved discounting to a present value projected unlevered after-tax free cash flows from January 1, 2008 until December 31, 2027, including terminal values determined as at December 31, 2027. Projected unlevered after-tax free cash flows from Ballard Non-Automotive were discounted using the WACC, calculated based upon Ballard Non-Automotive’s after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable businesses operating under a corporate structure in addition to the risks inherent in Ballard Non-Automotive and the alternative energy industry. TD Securities viewed the optimal capital structure and risks inherent in Ballard Non-Automotive’s operations to be similar to those of Ballard. Based upon this view, TD Securities used the same methodology as discussed above in arriving at a range of discount rates of 18.0% to 19.0% for the DCF analysis of Ballard Non-Automotive.

     TD Securities developed terminal enterprise values at the end of the forecast period using the multiple of EBITDA in the terminal year. TD Securities viewed the growth prospects and risks for Ballard Non-Automotive’s operations beyond the terminal year to be similar to those of Ballard. Based upon this view, TD Securities used the same methodology as discussed above in arriving at a multiple of EBITDA in the range of 5.5x to 6.5x EBITDA in the terminal year.

VALUE OF BALLARD AFCC SHARES SUBJECT TO SHARE PURCHASE AGREEMENT

     TD Securities determined the value of the Ballard AFCC Shares by determining the present value of the expected future purchase price agreed to in the Share Purchase Agreement. TD Securities noted that under the Share Purchase Agreement, Ford will purchase the Ballard AFCC Shares at a pre-determined price which limits Ballard’s ability to participate in any increase in the value of AFCC beyond this pre-determined price. In the absence of exceptional circumstances generally beyond Ballard’s control, Ford will purchase the Ballard AFCC Shares on the fifth anniversary of the closing date of the Transaction. The value of the Ballard AFCC Shares was calculated as the present value of the purchase price agreed to under the Share Purchase Agreement assuming that the purchase of such shares will occur on the fifth anniversary of the closing date of the Transaction, and discounted using the cost of debt of Ford.

     The following is a summary of the value of the Ballard AFCC Shares:

($ millions, except per share values)

Value of Share Purchase at Inception	$65.0
Assumed Fixed LIBOR Rate(1)	4.70%
Future Value of Share Purchase 5 years from Inception	$81.9
Ford’s 5 Year Debt Rate(2)	11.0%
Total Present Value of Ballard AFCC Shares	$48.6
Per Share Value of Ballard AFCC Shares	$0.61
____________________

(1)	Rate of fixed LIBOR payments for five years after fixing costs as at November 6, 2007 per TD Securities trading desk

(2)	Debt rates based on indicative 5 year debt for Ford Motor Company, as at November 6, 2007 per TD Securities trading desk

(3)	Based on 80.3 million shares outstanding in Ballard post-transaction

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

DISCOUNTED CASH FLOW VALUATION SUMMARY

     The table below provides the selected enterprise value range for each of the Transferred Automotive R&D Assets (including $2 million cash contributed by Ballard) and the Ballard AFCC Shares subject to the Share Purchase Agreement as of November 7, 2007 resulting from the DCF analysis:

	Enterprise Value
	Low	High
Transferred Automotive R&D Assets (including $2 million cash)	103.3	164.5
Ballard AFCC Shares subject to Share Purchase Agreement	48.6	48.6

VALUATION CONCLUSION

     Prior to the Transaction, Daimler and Ford collectively own approximately 29.9% of the outstanding Ballard Common Shares. Under the Transaction, Ballard is effectively being divided into two businesses, the business involving the Transferred Automotive R&D Assets and Ballard Non-Automotive. Based on their ownership of approximately 29.9% of the Common Shares of Ballard, Daimler and Ford notionally own 29.9% of each of the business involving the Transferred Automotive R&D Assets and Ballard Non-Automotive.

     After the Transaction, and assuming the eventual purchase by Ford of the Ballard AFCC Shares subject to the Share Purchase Agreement, Daimler and Ford will own 100% of the business involving the Transferred Automotive R&D Assets, which means that their notional interest has increased by 70.1% from a 29.9% notional interest to a 100% interest. This 70.1% interest, plus the cash being transferred by Ballard to Daimler and Ford, are collectively referred to as the “AFCC Assets”. In exchange for the AFCC Assets: (i) Daimler and Ford are exchanging their collective 29.9% interest in Ballard Non-Automotive and (ii) Ford is also effectively transferring the value of the Ballard AFCC Shares to Ballard Non-Automotive. The 29.9% interest in Ballard Non-Automotive (represented by the 34.3 million Ballard Common Shares being returned by Daimler and Ford to Ballard for cancellation) together with the value of the Ballard AFCC Shares are collectively referred to as the “Consideration”.

     TD Securities determined the range of fair market values for the AFCC Assets and the portion of the Consideration represented by the Ballard AFCC Shares. However, TD Securities has not been requested to prepare, and has not prepared, a formal valuation of the portion of the Consideration represented by the 34.3 million Ballard Common Shares being returned by Daimler and Ford to Ballard for cancellation.

($ millions)	Selected Range
	Low	High
Value of the Transferred Automotive R&D Assets
(including $2 million cash)	103.3	164.5
Cash Contributed by Ballard to Daimler and Ford	58.0	58.0
Value of the Transferred Automotive R&D Assets plus Cash	161.3	222.5
Effective Percentage of Value of the Transferred Automotive
R&D Assets and Cash to be Transferred to Daimler and Ford	70.1%	70.1%
Value of the AFCC Assets	113.1	156.0
Value of Ballard AFCC Shares	48.6	48.6

     The range of fair market values of the AFCC Assets is $113.1 million to $156.0 million (the “AFCC Value”). The fair market value of the Ballard AFCC Shares is $48.6 million (the “Retained AFCC Share Value”).

     The AFCC Value should be compared to the Consideration. In TD Securities’ view, in assessing the fair market value of the portion of the Consideration represented by the 34.3 million Ballard Common Shares being returned by Daimler and Ford to Ballard for cancellation, readers of this opinion should not place undue reliance on the pre-announcement market trading value of the Common Shares being returned to Ballard by Daimler and Ford since the

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

Transaction will materially change the business and operations of Ballard and may impact the fair market value of such Common Shares, which impact may be material. While TD Securities has not been requested to prepare, and has not prepared, a formal valuation (as defined in the Policies) of the Common Shares to be returned to Ballard by Daimler and Ford, TD Securities has conducted an analysis of the fair market value of the common shares of Ballard Non-Automotive for purposes of the Fairness Opinion that follows.

FAIRNESS OPINION

     The assessment of fairness, from a financial point of view, must be determined in the context of a particular transaction. In considering the fairness of the Transaction, from a financial point of view, to the Non-Interested Shareholders, TD Securities principally considered a number of matters including, but not limited to, the following:

1.	a comparison of the AFCC Value being transferred to Daimler and Ford to the fair market value of the Consideration; and

2.	a comparison of the fair market value per Common Share of Ballard prior to the Transaction to the fair market value per Common Share of Ballard after the Transaction.

Comparison of the AFCC Value to the Fair Market Value of the Consideration

     In order to determine if the value of the Consideration received by Ballard is equal to or exceeds the AFCC Value, TD Securities compared the Retained AFCC Share Value plus the range of fair market values for 29.9% of Ballard Non-Automotive (represented by the 34.3 million Ballard Common Shares being returned by Daimler and Ford to Ballard for cancellation) to the AFCC Value.

     TD Securities concluded that the range of fair market values of the Consideration that Ballard will receive is within or exceeds the range of fair market values of the AFCC Assets that will be transferred to Daimler and Ford pursuant to the Transaction.

Comparison of the Value per Common Share of Ballard prior to the Transaction to the Value per Common Share of Ballard after the Closing of the Transaction

     In order to determine whether the Non-Interested Shareholders of Ballard are, from a financial point of view, in the same or in a better position as a result of the Transaction, TD Securities compared the range of fair market values per Common Share of Ballard prior to the Transaction to the range of fair market values per common share of Ballard Non-Automotive (the value of the Ballard Common Shares after the closing of the Transaction).

     TD Securities concluded that the range of fair market values of Ballard Non-Automotive common shares is within or exceeds the range of the fair market values of Ballard Common Shares prior to the Transaction.

Other Considerations

     TD Securities considered whether an alternative transaction would be available to Ballard which could result in a higher value to Non-Interested Shareholders of Ballard. TD Securities specifically considered whether the prospect of an offer from a third party was likely. TD Securities determined that given the significant equity interest of Daimler and Ford in Ballard and the Transferred Automotive R&D Assets, and the operating relationship between the Transferred Automotive R&D Assets and Daimler and Ford, the prospect of an offer for the Transferred Automotive R&D Assets by a third party is remote.

     In addition, Ballard management believes that the significantly reduced rate of use of cash in Ballard Non-Automotive’s operations relative to Ballard’s existing operations, as well as the shorter time to commercialization of the non-automotive business compared to the automotive business, significantly reduces the risk inherent in the Company’s operations post-Transaction.

APPENDIX E

FORMAL VALUATION AND FAIRNESS OPINION OF TD SECURITIES INC.

     TD Securities has not relied upon the considerations discussed in the preceding two paragraphs in arriving at its conclusion as to the fairness, from a financial point of view, of the Consideration to the Non-Interested Shareholders of Ballard.

FAIRNESS CONCLUSION

     Based upon and subject to the foregoing and such other matters as we considered relevant, TD Securities is of the opinion that, as of November 7, 2007, the Consideration to be received by Ballard pursuant to the Transaction is fair, from a financial point of view, to the Non-Interested Shareholders of Ballard.

Yours very truly,

TD Securities Inc.

Appendix 1

AUTOMOTIVE ORIGINAL EQUIPMENT MANUFACTURERS – COMPARABLE PRECEDENT TRANSACTION ANALYSIS

     TD Securities reviewed the available public information with respect to comparable transactions in the automotive original equipment manufacturer industry for which there was public information sufficient to derive valuation multiples. For the purposes of its analysis, TD Securities reviewed the transactions set forth in the table below:

				Adj. EV
Ann.			EV(1)	/ LTM
Date	Target	Acquiror	($ millions)	EBITDA(2)
Precedent Transactions (US$)
Nov-04	Beru AG	Borgwarner Inc.	$712	6.6x
Oct-04	Tesma International Inc	Magna International Inc	$939	5.0x
Mar-04	Prestolite Electric	First Atlantic Capital Ltd	$180	5.8x
Jun-03	Stackpole Ltd.	Tomkins PLC	$331	6.1x
May-03	United Components Inc.	Carlyle Group	$800	6.0x

Mean				5.9x
Mean (Excluding High/Low)				6.0x
____________________

(1)	Based on 100% acquisition of company.

(2)	EBITDA figures have been normalized, and figures are pro forma for acquisitions.

     The process of analyzing valuation multiples implied by comparable precedent transactions and applying these valuation multiples to Ballard, Ballard Non-Automotive and the business involving the Transferred Automotive R&D Assets involved certain judgments concerning the financial and operating characteristics of the companies acquired in these transactions compared to Ballard, Ballard Non-Automotive and the business involving the Transferred Automotive R&D Assets. TD Securities selected five transactions in the automotive original equipment manufacturing sector that might be considered comparable.

     Given the above, TD Securities believes that for the purposes of the precedent transaction analysis the appropriate enterprise value to LTM EBITDA multiple for Ballard, Ballard Non-Automotive and the business involving the Transferred Automotive R&D Assets is in the range of 5.5x to 6.5x.